Paul Mueller Company

2003 Annual Report

Financial Highlights

Operating Results for the Year	2003	2002
Net Sales	$ 116,766,000	$ 114,149,000
Income before Taxes	$ 2,683,000	$ 2,856,000
Provision for Income Taxes	664,000	967,000
Net Income	$ 2,019,000	$ 1,889,000
Earnings per Common Share:		
Basic	$ 1.73	$ 1.62
Diluted	$ 1.71	$ 1.61
Dividends Declared per Share	$ 2.40	$ 2.40
Year-End Position		
Total Assets	$ 67,655,000	$ 68,331,000
Working Capital	$ 10,723,000	$ 13,305,000
Current Ratio	1.34 : 1	1.47 : 1
Net Worth	$ 29,247,000	$ 29,017,000
Book Value per Share	$ 24.50	$ 24.49
Common Shares Outstanding	1,193,771	1,185,071
Backlog	$ 38,612,000	$ 54,023,000


Paul Mueller Company – Springfield, Missouri
Paul Mueller Company – Osceola, Iowa



DANIEL C. MANNA
President

Dear Shareholder,

Sales for 2003 were $116,766,000 versus $114,149,000 for 2002. Net income was $2,019,000 for 2003, or $1.71 per share, compared to $1,889,000, or $1.61 per share, for the prior year.

While our sales and earnings improved somewhat in 2003, we had high expectations for the year and were disappointed with our financial results, particularly in view of our strong start. For the first nine months, our sales were $87,260,000, which was $9,500,000 better than the comparable period of 2002; and our net income was $2,719,000, an improvement of $3,047,000 over the comparable period of 2002. However, during the fourth quarter, we incurred a loss of $700,000 principally due to the low plant workload at the Springfield facility and the lawsuit settlement discussed below.

During 2002, we achieved a significant increase in order entry, largely on the strength of our BioPharm Systems product line. This resulted in a very favorable starting backlog of $54,023,000 for 2003, which included over $37,100,000 for BioPharm Systems projects. We were also actively working with several biopharmaceutical customers on major modular fabrication projects that were planned for award in early to mid-2003. Despite forecasts of continuing sluggishness for industrial capital expenditures in general, we expected to book several more large biopharmaceutical projects which would have assured a favorable level of business activity well into 2005. With the favorable backlog, we generated good financial performance in the first three quarters of 2003. Quite unexpectedly, however, there was a slowdown last year in the pharmaceutical industry, as the major biopharmaceutical projects we were counting on booking were either postponed or cancelled; and our backlog declined as the year progressed. Furthermore, as a result of a merger, one of our major customers decided in mid-year to put a large pharmaceutical module order, which was in active production, on indefinite hold. This was quite significant, as it reduced our scheduled shipments for the latter part of the year by $4,400,000.

Another key factor in our results for 2003 was the uncharacteristically low level of order entry and the resultant reduced profitability of our Dairy Farm Equipment segment. This was driven by unfavorable milk pricing, which reached a 25-year low in late 2002.

The LIFO reserve is another noteworthy factor when comparing year-to-year results. During 2003, we experienced a significant increase in surcharges for stainless steel and ended the year with significantly higher inventories due to several major projects that were not scheduled for completion until 2004. As a result, the LIFO reserve was increased by $1,386,000, which reduced net income by $872,900. In contrast, the LIFO reserve during 2002 was increased by $37,000, which reduced net income by only $23,400.

Additionally, our results for the year were adversely affected by a lawsuit settlement. A lawsuit against the Company was filed in May 2002 alleging breach of contract/breach of express warranty in connection with the sale of a heat exchanger in October of 2000. The plaintiff alleged in this suit that it had suffered direct, consequential, and incidental damages in excess of $3,100,000. We had the opportunity to settle this suit in March of this year for a total of $600,000, half of which was picked up by our insurance carrier. While we believe we were not at fault, we chose to settle rather than incur further legal expense in defending against the suit and risk a less favorable outcome. The settlement of this suit had the effect of reducing net income by $189,000, or $0.16 per share, for the fourth quarter and the year.

In reviewing our key business segments, sales and profitability of the Industrial Equipment segment improved substantially during 2003. In contrast, the Dairy Farm Equipment and Field Fabrication segments experienced significant reductions in both sales and profitability.

The improved performance in the Industrial Equipment segment was entirely attributable to an increase of approximately $20,000,000 in BioPharm Systems sales. As mentioned, we began the year with a backlog of $37,100,000 of BioPharm Systems work, and much of it was completed during the year. Sales of Processing Equipment and Heat Transfer Products actually declined by about $6,400,000, reducing the net increase in segment sales to only $13,140,000 over the prior year. This was still sufficient, however, to boost pretax income for the Industrial Equipment segment from a loss before tax of $2,737,300 for 2002 to income before tax of $1,347,200 for 2003.

Sales of Dairy Farm Equipment for 2003 were $14,307,000, which represented a 29% decrease from the prior year. While the market for Dairy Farm Equipment is typically quite cyclical, this was the lowest level of sales we have generated since 1987. The poor market conditions were a direct result of extremely low milk prices in the second half of 2002 and early 2003. In fact, the average milk price during the 12-month period from July 2002 through June 2003 was at the lowest level in the past 25 years. Although prices began to recover in the second half of 2003, most dairy farm operations were financially stressed and in no position to invest in capital equipment during the year. Dairy Farm Equipment sales ended the year $5,967,000 less than the prior year, and income before tax for the segment fell to $435,000 for 2003 compared to $3,570,000 for the prior year.

Poor market conditions also affected performance of the Field Fabrication segment of our business. There was a marked absence of large projects, as customers postponed major capital expenditures and directed their available funds toward essential plant maintenance and repair projects. The lack of available work also resulted in extremely competitive pricing, often to such low levels that it made those projects that were released for bid financially unattractive. Compared to 2002, our order entry declined by $15,836,000; and although we began the year with a starting backlog for the Field Fabrication segment of $5,503,000, the extremely low level of order entry resulted in sales of only $8,300,000 for 2003, which was 44% under 2002. As a result of the significant decline in sales, the segment generated a loss before tax of $225,200 for 2003 compared to income before tax of $1,181,800 for 2002.

In spite of the fact that we did not achieve our budgeted profitability for 2003, we did have some significant accomplishments during the year with respect to the major BioPharm Systems orders that we booked in late 2002 and into 2003. During the course of the year, we had four large modular projects in process, along with two substantial projects for bioreactor systems. These major projects involved extensive engineering and design activity, which greatly exceeded our normal capacity. To meet this challenge, we relied heavily on contract designers in order to process the work in a timely manner. Also, all the projects were on relatively tight manufacturing schedules and the peak workload exceeded our normal capacity for this type of work.

As you may recall, we hired and trained a substantial number of employees during 2002 to meet this need; but it was necessary for us to rely on subcontractors for specialty work, such as electrical wiring and electronic installation. It was a significant stretch for operations personnel to accomplish the necessary planning, logistics, training, manufacturing, and contract administration activities necessary to efficiently process all these projects concurrently and to meet the very demanding expectations of our customers.

Despite these challenges, the projects shipped on schedule and customer feedback has been excellent in terms of quality and customer service. As a result, we have become a recognized leader in the design and manufacture of large modular systems and have established ourselves as a competent supplier for highly complex bioreactor systems.

Looking ahead to 2004, most reports suggest that the economic growth rate will increase this year and that industrial capital expenditures will rebound. Plant capacity utilization is rising; and with forecasts of improved corporate profitability, significant capital projects that have been delayed for the past few years should become available for bid. This should have a positive effect on both the Industrial Equipment and the Field Fabrication segments of our business.

In our Industrial Equipment segment, we do not expect a large number of modular construction or bioreactor projects to become available this year. However, the overall activity level in our BioPharm sector is certainly higher than in other areas of our business; and we expect our excellent performance on recently completed projects will make us a supplier of choice on those few major projects that do become available. We are less optimistic regarding the potential for our Processing Equipment product line; but we expect to see some improvement in order entry during 2004, as we have noted an increase in the number of projects becoming available for quotation in the past few months. Additionally, we hope to leverage our experience in the biopharmaceutical area by offering the concept of modular construction and complete systems fabrication to our food, dairy, and beverage customers. Order entry and sales of Heat Transfer Products should also increase as the economy improves.

Better performance is also expected in the Dairy Farm Equipment segment for 2004, as milk prices have already recovered significantly from the level of last year and are expected to further improve during the year. During the first two months of 2004, the milk price paid to farmers has increased by 4% over the average price for last year; and there are additional factors that should help to maintain the price at a more acceptable level than during the prior year.

Consumption of dairy products is projected to increase as the economy improves; and at the same time, milk production is forecasted to show little growth during 2004. The number of dairy cows is expected to be down from the prior year due to the insufficient number of replacement heifers as a result of the embargo of Canadian cattle. Additionally, major dairy cooperatives in this country introduced a program during 2003 to reduce the number of dairy cows; and this continuing effort is expected to have a considerable impact on reducing milk production during 2004. Finally, feed prices are expected to be significantly higher during 2004 compared to the prior year, which will also contribute to lower milk production.

For the Field Fabrication segment, we foresee greater opportunity this year, assuming the economy continues to improve. Many of the projects on which we will bid during the year will involve both shop- and field-fabricated tanks. We are particularly well suited for these projects, as we can combine the capabilities of the Industrial Equipment, the Field Fabrication, and the Transportation segments to provide a one-stop solution for the customer.

Although the economic outlook for 2004 is more favorable than it was a year ago, it is apparent that 2004 will still present significant challenges. We began the current year with a backlog of $38,612,000, which is $15,411,000 less than the beginning backlog for 2003. Additionally, due to the shortfall in 2003 order entry, our workload is particularly low for some product lines within the Industrial Equipment segment. In order to retain our workforce and those employees that we hired and trained during 2002, we have implemented a four-day workweek at our Springfield facility. This program is intended to reduce our capacity until we can fill the gap in our workload that occurred due to the order entry shortfall in 2003.

Another item of particular concern is the escalation in the price of both stainless and carbon steel. The mills have been assessing surcharges due to the volatility in the price of nickel, chrome, and molybdenum, which are key elements used in the production of stainless steel. Surcharges for April 2004 have increased our normal cost for types 304 and 316 stainless, the most common grades of stainless steel we purchase, by $0.57 per pound and $0.78 per pound, respectively. Prices for carbon steel have risen even more dramatically, approximately doubling in the last six months. This will have a dampening effect on the number of new business opportunities this year and will put pressure on our margins as customers resist price increases necessitated by our higher costs for steel.

Our current labor contract with the Sheet Metal Workers International Association – Local 208 will expire on April 7, 2004; and negotiation of a new agreement began this March. We have an excellent workforce, and I believe our relationship with plant employees can be fairly characterized as one of trust and mutual respect. Accordingly, we expect to reach agreement on a new contract on a timely basis.

The most positive factor affecting our financial performance is the progress we have made in greatly expanding our product offering to the biopharmaceutical industry and in building strong performance-based relationships with a number of key pharmaceutical companies and engineering firms. While the pace of new facilities approval has slowed over the last year or so, we view the biopharmaceutical industry as a strong market over the next several years that will offer us considerable opportunity for profitable business growth.

In summary, our 2003 earnings increased somewhat from the prior year, but we were certainly not pleased with our level of profitability. Economic forecasts for 2004 are generally favorable and a trend of increasing capital expenditures for new plant and equipment is expected, which should provide us with greater opportunity for new business this year. We are initially encouraged that order entry is in line with budget thus far, and we are beginning to see increased activity in some of the markets that we serve.

In any event, we have begun the year with a significantly lower backlog and are currently operating well under capacity. Although we expect our level of activity will increase as the year progresses, we have gotten off to a slow start in the early part of 2004, which will have to be overcome in the latter quarters of the year.

The continued support of our shareholders is appreciated and has served to strengthen the commitment and resolve of the entire management team and all employees of the Company to strive for future growth and more acceptable financial performance.

Daniel C. Manna

Daniel C. Manna
President

March 2004

Corporate Profile

Paul Mueller Company, headquartered in Springfield, Missouri, was incorporated in 1946. For over half a century, we have been building a reputation as a manufacturer of high-quality stainless steel tanks and industrial processing equipment that make the customer's process smoother, faster, and more reliable. Our philosophy is simple: we are committed to meeting and exceeding our customer's expectations of value by providing quality equipment and excellent service.

Paul Mueller Company has grown to occupy about 950,000 square feet of manufacturing space in two manufacturing facilities located in Springfield, Missouri, and Osceola, Iowa. Mueller products are used in over 100 countries worldwide on dairy farms and in a wide variety of industrial applications, including food, dairy, and beverage processing; pharmaceutical, biotechnological, and chemical processing; water distillation; heat transfer; HVAC; heat recovery; process cooling; and thermal-energy storage.

Field fabrication, erection, and installation services are provided by Mueller Field Operations, Inc., a wholly owned subsidiary. Transportation of the Companies' products and backhauls of material and components are handled by another wholly owned subsidiary, Mueller Transportation, Inc. Mueller Montaña de México, S.A. de C.V., a 50%-owned joint venture, provides a presence for industrial equipment in the Mexican market.

MUELLER®

Stainless Steel®

Consolidated Statements of Income
For the Years Ended December 31, 2003, 2002, and 2001

	2003	2002	2001
Net Sales	$ 116,766,018	$ 114,149,434	$ 94,288,219
Cost of Sales	93,177,115	91,432,774	78,071,436
Gross profit	$ 23,588,903	$ 22,716,660	$ 16,216,783
Selling, General and Administrative Expenses	21,370,524	20,278,938	18,912,525
Operating income (loss)	$ 2,218,379	$ 2,437,722	$ (2,695,742)
Other Income (Expense):			
Interest income	$ 78,148	$ 89,269	$ 199,079
Interest expense	(82,700)	(25,955)	(25,218)
Other, net	459,770	350,186	306,045
	$ 455,218	$ 413,500	$ 479,906
Income (loss) before provision (benefit) for income taxes	$ 2,673,597	$ 2,851,222	$ (2,215,836)
Provision (Benefit) for Income Taxes	664,000	967,000	(955,000)
Income (Loss) before Equity in Income (Loss) of Joint Venture	$ 2,009,597	$ 1,884,222	$ (1,260,836)
Equity in Income (Loss) of Joint Venture	8,956	4,936	(99,004)
Net Income (Loss)	$ 2,018,553	$ 1,889,158	$ (1,359,840)
Earnings (Loss) per Common Share:			
Basic	$ 1.73	$ 1.62	$(1.16)
Diluted	$ 1.71	$ 1.61	$(1.16)

The accompanying notes are an integral part of these consolidated statements.

Consolidated Balance Sheets
December 31, 2003 and 2002

	2003	2002
Assets		
Current Assets:		
Cash and cash equivalents	$ 2,887,471	$ 702,106
Accounts receivable, less reserve for doubtful accounts of $951,981 for 2003 and $932,743 for 2002	17,129,082	22,977,231
Costs and estimated earnings in excess of billings	2,176,135	2,994,932
Inventories: Raw materials and components	$ 8,981,914	$ 8,093,587
Work-in-process	6,034,912	2,952,701
Finished goods	2,282,026	1,282,955
	$ 17,298,852	$ 12,329,243
Prepayments	3,034,483	2,682,619
Total Current Assets	$ 42,526,023	$ 41,686,131
Property, Plant, and Equipment (at cost):		
Land and land improvements	$ 3,719,255	$ 3,602,420
Buildings	14,700,713	14,134,034
Fabrication equipment	39,484,000	38,588,237
Transportation, office, and other equipment	13,070,556	12,355,976
Construction-in-progress	121,618	752,385
	$ 71,096,142	$ 69,433,052
Less: Accumulated depreciation	50,042,119	47,238,838
	$ 21,054,023	$ 22,194,214
Other Assets	2,321,991	2,401,268
Deferred Taxes	1,752,823	2,049,143
	$ 67,654,860	$ 68,330,756
Liabilities and Shareholders' Investment		
Current Liabilities:		
Short-term bank borrowing	$ –	$ 4,183,155
Current maturities of long-term debt	567,000	517,000
Accounts payable	4,280,315	7,041,636
Accrued expenses –		
Income taxes	903,884	1,510,811
Payroll and benefits	6,964,260	3,267,118
Vacations	2,896,588	2,820,646
Other	1,553,196	1,314,869
Advance billings	14,176,469	7,701,000
Billings in excess of costs and estimated earnings	460,970	25,000
Total Current Liabilities	$ 31,802,682	$ 28,381,235
Long-Term Pension Liabilities	5,612,474	9,328,207
Other Long-Term Liabilities	992,208	1,604,566
Contingencies		
Shareholders' Investment:		
Common stock, par value $1 per share – Authorized 20,000,000 shares – Issued 1,369,475 shares for 2003 and 1,360,775 shares for 2002	$ 1,369,475	$ 1,360,775
Preferred stock, par value $1 per share – Authorized 1,000,000 shares – No shares issued	–	–
Paid-in surplus	5,154,090	4,858,290
Retained earnings	31,019,095	31,860,372
	$ 37,542,660	$ 38,079,437
Less: Treasury stock, 175,704 shares for 2003 and 2002, at cost	2,593,447	2,593,447
Deferred compensation	479,992	322,229
Accumulated other comprehensive loss	5,221,725	6,147,013
	$ 29,247,496	$ 29,016,748
	$ 67,654,860	$ 68,330,756

The accompanying notes are an integral part of these consolidated balance sheets

Consolidated Statements of Shareholders' Investment For the Years Ended December 31, 2003, 2002, and 2001

	Common Stock	Paid-in Surplus	Retained Earnings	Treasury Stock	Deferred Compensation	Accumulated Other Comprehensive Loss	Total
Balance – 12-31-2000 ...	$ 1,348,325	$ 4,493,932	$ 36,999,955	$ (2,561,987)	$ (126,588)	$ (41,581)	$ 40,112,056
Add (Deduct):							
Net (loss)	–	–	(1,359,840)	–	–	–	(1,359,840)
Other comprehensive loss, net of tax:							
Unrealized net gain on investments	–	–	–	–	–	16,361	16,361
Foreign currency translation adjustment	–	–	–	–	–	25,316	25,316
Change in minimum pension liability	–	–	–	–	–	(68,889)	(68,889)
Comprehensive (loss)	–	–	–	–	–	–	$ (1,387,052)
Dividends, $2.40 per common share	–	–	(2,827,730)	–	–	–	(2,827,730)
Restricted stock issued	6,000	168,000	–	–	(174,000)	–	–
Amortization	–	–	–	–	66,050	–	66,050
Balance – 12-31-2001 ...	$ 1,354,325	$ 4,661,932	$ 32,812,385	$ (2,561,987)	$ (234,538)	$ (68,793)	$ 35,963,324
Add (Deduct):							
Net income	–	–	1,889,158	–	–	–	1,889,158
Other comprehensive loss, net of tax:							
Foreign currency translation adjustment	–	–	–	–	–	(67,718)	(67,718)
Change in minimum pension liability	–	–	–	–	–	(6,010,502)	(6,010,502)
Comprehensive (loss)	–	–	–	–	–	–	$ (4,189,062)
Dividends, $2.40 per common share	–	–	(2,841,171)	–	–	–	(2,841,171)
Restricted stock issued	6,450	199,134	–	–	(205,584)	–	–
Restricted stock forfeiture	–	(2,776)	–	(31,460)	22,235	–	(12,001)
Amortization	–	–	–	–	95,658	–	95,658
Balance – 12-31-2002 ...	$ 1,360,775	$ 4,858,290	$ 31,860,372	$ (2,593,447)	$ (322,229)	$ (6,147,013)	$ 29,016,748
Add (Deduct):							
Net income	–	–	2,018,553	–	–	–	2,018,553
Other comprehensive income, net of tax:							
Foreign currency translation adjustment	–	–	–	–	–	(37,506)	(37,506)
Change in minimum pension liability	–	–	–	–	–	962,794	962,794
Comprehensive income	–	–	–	–	–	–	$ 2,943,841
Dividends, $2.40 per common share	–	–	(2,859,830)	–	–	–	(2,859,830)
Restricted stock issued	8,700	295,800	–	–	(304,500)	–	–
Amortization	–	–	–	–	146,737	–	146,737
Balance – 12-31-2003 ...	$ 1,369,475	$ 5,154,090	$ 31,019,095	$ (2,593,447)	$ (479,992)	$ (5,221,725)	$ 29,247,496

The accompanying notes are an integral part of these consolidated statements.

Consolidated Statements of Cash Flows
For the Years Ended December 31, 2003, 2002, and 2001

	2003	2002	2001
Cash Flows from Operating Activities:			
Net income (loss)	$ 2,018,553	$ 1,889,158	$ (1,359,840)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Equity in (income) loss of joint venture	(8,956)	(4,936)	99,004
Bad debt expense	246,026	469,181	107,818
Depreciation and amortization	4,037,461	3,429,006	3,134,742
(Gain) loss on sales of equipment	(18,514)	5,260	(42,760)
Changes in assets and liabilities –			
Decrease in interest receivable	–	–	680
Decrease (increase) in accounts and notes receivable	5,602,123	(6,144,218)	1,472,682
Decrease (increase) in costs in excess of estimated earnings and billings	818,797	(2,994,932)	–
(Increase) decrease in inventories	(4,969,609)	(2,765,321)	2,429,523
(Increase) in prepayments	(351,864)	(515,252)	(520,152)
(Increase) decrease in other assets	(181,079)	2,461,043	(117,208)
(Increase) decrease in deferred taxes	(220,891)	1,530,476	53,702
(Decrease) increase in accounts payable	(2,761,321)	2,616,983	(95,000)
Increase in accrued expenses	3,404,484	954,871	764,990
Increase in advance billings	6,475,469	2,126,958	1,644,204
Increase in billings in excess of costs and estimated earnings	435,970	25,000	–
(Decrease) increase in other long-term liabilities	(2,149,280)	(2,038,379)	515,344
Net Cash Provided by Operating Activities	$ 12,377,369	$ 1,044,898	$ 8,087,729
Cash Flows (Requirements) from Investing Activities:			
Proceeds from maturities of investments	$ –	$ 1,000,000	$ 607,194
Purchases of investments	–	(1,000,000)	–
Proceeds from sales of equipment	42,350	1,607	290,358
Additions to property, plant, and equipment	(2,774,369)	(4,754,029)	(4,904,096)
Net Cash (Required) by Investing Activities	$ (2,732,019)	$ (4,752,422)	$ (4,006,544)
Cash Flow (Requirements) Provisions from Financing Activities:			
Short-term bank (repayment) borrowing	$ (4,183,155)	$ 4,183,155	$ –
Long-term debt proceeds	–	1,251,000	–
Repayment of long-term debt	(417,000)	(104,250)	–
Dividends paid	(2,859,830)	(2,841,171)	(2,827,730)
Net Cash (Required) Provided by Financing Activities	$ (7,459,985)	$ 2,488,734	$ (2,827,730)
Net Increase (Decrease) in Cash and Cash Equivalents	$ 2,185,365	$ (1,218,790)	$ 1,253,455
Cash and Cash Equivalents at Beginning of Year	702,106	1,920,896	667,441
Cash and Cash Equivalents at End of Year	$ 2,887,471	$ 702,106	$ 1,920,896

The accompanying notes are an integral part of these consolidated statements.

Notes to Consolidated Financial Statements
December 31, 2003, 2002, and 2001

(1) Summary of Accounting Policies:

Principles of Consolidation and Lines of Business – The financial statements include the accounts of Paul Mueller Company ("Company") and its wholly owned subsidiaries: Mueller Transportation, Inc., and Mueller Field Operations, Inc. ("Companies"). The dissolution of Mueller International Sales Corporation, a wholly owned Foreign Sales Corporation ("FSC"), was completed on July 27, 2001. All significant intercompany accounts and transactions have been eliminated in consolidation. The Company specializes in the manufacture of high-quality stainless steel tanks and industrial processing equipment. The Company serves the food, dairy, beverage, chemical, pharmaceutical, biotechnological, and other process industries, and the dairy farm market.

Use of Estimates – The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Joint Venture – On August 17, 1999, the Company established a joint venture when it acquired 50% of the common stock of Mueller Montaña de México, S.A. de C.V. ("Mueller Montaña"), a Mexican fabricator of industrial equipment, for a price of $1,083,000. One-half of the price was a contribution to the capital of Mueller Montaña for the benefit of all shareholders and the balance was paid to former shareholders. The investment is accounted for under the equity method and is included in other assets on the Consolidated Balance Sheets.

Revenue Recognition and Retainages – Revenue from sales of fabricated products is recognized upon passage of title to the customer. Passage of title may occur at the time of shipment from the Company's dock, at the time of delivery to the customer's location, or when projects are completed in the field and accepted by the customer. For large multi-unit projects that are fabricated in the plant, revenue is recognized under the units-of-delivery method, which is a modification of the percentage-of-completion method of accounting for contracts. The units-of-delivery method recognizes as revenue the contract price of units completed and shipped or delivered to the customer (as determined by the contract) or completed and accepted by the customer for field-fabrication projects. The applicable manufacturing cost of each unit is identified and charged to cost of sales as revenue is recognized.

Revenues from long-term contracts that involve only a few deliverables and that meet the requirements of Statement of Position 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts," are recognized under the percentage-of-completion method of accounting. For plant-fabricated projects, percentage of completion is determined by comparing total manufacturing hours incurred to date for each project to estimated total manufacturing hours for each project. For field-fabricated projects, percentage of completion is determined by comparing costs incurred to date for each contract to the estimated total costs for each contract at completion. Estimates of total manufacturing hours and total contract costs for relevant contracts are reviewed continually and, if necessary, updated to properly state the estimates. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Costs and estimated earnings in excess of billings on uncompleted contracts arise when costs have been incurred and revenues have been recorded, but the amounts are not yet billable under the terms of the contracts. Such amounts are recoverable from customers upon various measures of performance, including achievement of certain milestones, completion of specified units, or completion of the contract. Billings in excess of costs and estimated earnings on uncompleted contracts arise as a result of advance and progress billings on contracts. Costs and estimated earnings on uncompleted contracts and related amounts billed as of December 31, 2003 and 2002, were as follows:

	2003	2002
Costs incurred on uncompleted contracts	$ 36,845,408	$ 18,651,104
Estimated earnings	12,562,790	6,381,035
	$ 49,408,198	$ 25,032,139
Less: Billings to date	47,693,033	22,062,207
	$ 1,715,165	$ 2,969,932

Amounts included in the accompanying Consolidated Balance Sheets at December 31, 2003 and 2002, under the following captions were:

	2003	2002
Costs and estimated earnings in excess of billings on uncompleted contracts	$ 2,176,135	$ 2,994,932
Billings in excess of costs and estimated earnings on uncompleted contracts	(460,970)	(25,000)
	$ 1,715,165	$ 2,969,932

Costs and estimated earnings in excess of billings and billings in excess of costs and estimated earnings relate to contracts in progress and are included in the accompanying Consolidated Balance Sheets as current assets and current liabilities, respectively, as they will be liquidated in the normal course of contract completion, although completion may require more than one year.

Contracts with some customers provide for a portion of the sales amount to be retained by the customer for a period of time after completion of the contract. Retainages included in Accounts Receivable were $336,000 at December 31, 2003, and $760,200 at December 31, 2002.

Inventories – The Company's inventories are recorded at the lower of cost on a last-in, first-out ("LIFO") basis or market. Cost of subsidiary inventories is determined on a first-in, first-out ("FIFO") method; and they are not significant to the Consolidated Financial Statements. Cost includes material, labor, and manufacturing burden required in the production of products.

Under the FIFO method of accounting, which approximates current cost, Company inventories would have been $7,298,449, $5,912,846, and $5,873,528 higher than those reported at December 31, 2003, 2002, and 2001, respectively.

Research and Development – Research and development expenses are charged to expense as incurred and were $1,024,800 during 2003, $1,103,800 during 2002, and $981,600 during 2001.

Depreciation Policies – The Companies provide for depreciation expense using principally the double-declining-balance method for new items and the straight-line method for used items. The economic useful lives for the more significant items within each property classification are as follows:

	Years
Buildings	40
Land improvements	10 – 20
Fabrication equipment	5 – 10
Transportation, office, and other equipment	3 – 10

Maintenance and repairs are charged to expense as incurred. The cost and accumulated depreciation of assets retired are removed from the accounts, and any resulting gains or losses are reflected in net income currently.

Impairment of Plant and Equipment – If facts and circumstances indicate that the carrying value of identifiable plant and equipment may be impaired, the Company would perform an evaluation of recoverability. If an evaluation were required, the Company would compare the estimated future undiscounted cash flows associated with the asset to the asset's carrying amount to determine if a write-down is required.

Earnings per Common Share – The following table sets forth the computation of basic and diluted earnings per common share:

	2003	2002	2001
Net income (loss)	$ 2,018,553	$ 1,889,158	$ (1,359,840)
Shares for basic earnings per common share – Weighted-average shares outstanding	1,168,021	1,168,021	1,168,021
Dilutive effect of restricted stock and stock options	12,130	5,395	–
Shares for diluted earnings per common share – Adjusted weighted-average shares outstanding	1,180,151	1,173,416	1,168,021
Earnings (loss) per common share:			
Basic	$ 1.73	$ 1.62	$(1.16)
Diluted	$ 1.71	$ 1.61	$(1.16)

Stock-Based Compensation – As of December 31, 2003, the Company had two stock-based compensation plans for employees and non-employee directors, which are described more fully in Note (8). The Company accounts for those plans under the recognition and measurement principles of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. No stock-based compensation cost has been reflected in net income, as all options granted under those plans had an exercise price equal to or greater than the market value of the underlying common stock on the date of the grants. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," to stock-based employee and non-employee director compensation.

	Year Ended December 31		
	2003	2002	2001
Net income (loss), as reported	$ 2,018,553	$ 1,889,158	$ (1,359,840)
Less: Stock-based compensation expense determined under fair-value-based method for all awards, net of related tax	66,455	51,127	37,024
Pro forma net income (loss)	$ 1,952,098	$ 1,838,031	$ (1,396,864)
Earnings (loss) per common share:			
Basic – as reported	$ 1.73	$ 1.62	$(1.16)
Basic – pro forma	$ 1.67	$ 1.57	$(1.20)
Diluted – as reported	$ 1.71	$ 1.61	$(1.16)
Diluted – pro forma	$ 1.65	$ 1.57	$(1.20)

Comprehensive Income – The components of comprehensive income (loss) for the years ended December 31, 2003, 2002, and 2001, were as follows:

	2003	2002	2001
Unrealized net gain on investments	$ –	$ –	$ 25,970
Tax provision	–	–	9,609
Unrealized net gain on investments, net of tax	$ –	$ –	$ 16,361
Foreign currency translation adjustment	$ (59,533)	$ (107,490)	$ 40,185
Tax (benefit) provision	(22,027)	(39,772)	14,869
Foreign currency translation adjustment, net of tax	$ (37,506)	$ (67,718)	$ 25,316
Change in minimum pension liability	$ 1,528,244	$ (9,540,479)	$ (109,348)
Tax provision (benefit)	565,450	(3,529,977)	(40,459)
Change in minimum pension liability, net of tax	$ 962,794	$ (6,010,502)	$ (68,889)
Other comprehensive income (loss)	$ 925,288	$ (6,078,220)	$ (27,212)

Statements of Cash Flows – For purposes of the Consolidated Statements of Cash Flows, the Company considers investments with a maturity of three months or less to be cash equivalents.

Interest and income tax payments for each of the three years during the period ended December 31, 2003, were as follows:

	2003	2002	2001
Interest payments	$ 80,000	$ 24,900	$ 25,200
Income tax payments	$ 1,868,000	$ 52,400	$ 129,200

Shareholders' Investment – The following table sets forth the analysis of common stock issued and held as treasury stock:

	Shares	
	Common Stock Issued	Treasury Stock
Balance, December 31, 2000	1,348,325	174,604
Restricted stock issued	6,000	–
Balance, December 31, 2001	1,354,325	174,604
Restricted stock issued	6,450	–
Restricted stock forfeiture	–	1,100
Balance, December 31, 2002	1,360,775	175,704
Restricted stock issued	8,700	–
Balance, December 31, 2003	1,369,475	175,704

Reclassification – Certain reclassifications of 2002 amounts have been made to conform with the 2003 financial statement presentation.

(2) Retirement Plans:

The Company has a Profit Sharing and Retirement Savings Plan [401(k) plan] in which substantially all employees are eligible to participate. The plan provides for a match of employees' contributions up to a specified limit. The plan also has a profit-sharing feature whereby an additional match is made if net income reaches predetermined levels established annually by the Board of Directors. The assets of the plan are deposited with a trustee and are invested at the employee's option in one or more investment funds. Total Company contributions to the plan were $382,000 for 2003, $395,000 for 2002, and $381,000 for 2001.

The Company has pension plans covering substantially all employees. Benefits under the plans are based either on final average pay or a flat benefit formula.

Total pension expense under the plans was $2,337,900 for 2003, $1,278,000 for 2002, and $908,100 for 2001. Management's policy is to fund pension contributions that are currently deductible for tax purposes. A contribution of $4,315,500 will be made during 2004, and the amount has been included in accrued expenses on the accompanying Consolidated Balance Sheets. The Company uses a December 31 measurement date for its plans.

The following table sets forth the required disclosures for the pension plans at December 31:

	2003	2002
Change in Benefit Obligation –		
Benefit obligation at beginning of year	$ 47,218,400	$ 41,122,600
Service cost	1,564,600	1,335,100
Interest cost	3,123,500	2,923,300
Actuarial loss	3,323,500	3,506,100
Benefits paid and expenses	(1,759,300)	(1,668,700)
Benefit obligation at end of year	$ 53,470,700	$ 47,218,400
Change in Plan Assets –		
Fair value of plan assets at beginning of year	$ 32,517,700	$ 36,274,700
Actual return on plan assets	6,676,100	(3,211,200)
Employer contribution	915,400	1,122,900
Benefits paid and expenses	(1,759,300)	(1,668,700)
Fair value of plan assets at end of year	$ 38,349,900	$ 32,517,700
Reconciliation –		
Funded status	$(15,120,800)	$(14,700,700)
Unrecognized net actuarial loss	13,256,700	14,042,200
Unrecognized prior service cost	887,100	1,104,100
Minimum liability adjustment	(8,951,000)	(10,689,000)
(Accrued) benefit cost	$ (9,928,000)	$(10,243,400)

Amounts recognized in the Consolidated Balance Sheets at December 31 were as follows:

	2003	2002
Balance Sheet Reconciliation –		
(Accrued) benefit cost	$ (9,928,000)	$(10,243,400)
Minimum pension liability	(8,951,000)	(10,689,000)
Intangible asset	829,400	1,039,200
Accumulated other comprehensive loss (pretax)	8,121,600	9,649,800
(Accrued) benefit cost	$ (9,928,000)	$(10,243,400)

Components of pension expense for the three years were:

	2003	2002	2001
Service cost	$ 1,564,600	$ 1,335,100	$ 1,177,500
Interest cost	3,123,500	2,923,300	2,776,500
Expected return on plan assets	(2,943,200)	(3,199,100)	(3,155,300)
Amortization of transition (asset)	–	–	(109,400)
Amortization of prior service cost	217,000	218,700	220,200
Recognized net actuarial loss (gain)	376,000	–	(1,400)
Pension expense	$ 2,337,900	$ 1,278,000	$ 908,100

Accumulated benefit obligations of the pension plans were in excess of plan assets at December 31 as follows:

	2003	2002
Projected benefit obligations	$ 53,470,700	$ 47,218,400
Accumulated benefit obligations	$ 48,044,800	$ 42,564,200
Fair value of plan assets	$ 38,349,900	$ 32,517,700

The increase (decrease) in minimum liability, net of tax, included in other comprehensive income/loss for each year was as follows:

	2003	2002
(Decrease) increase	$ (962,800)	$ 6,010,500

Weighted-average assumptions used to determine benefit obligations at December 31 were as follows:

	2003	2002
Discount rate	6.00%	6.50%
Rate of compensation increase	4.25%	4.25%

Weighted-average assumptions used to determine net periodic benefit cost for the years ended December 31 were as follows:

	2003	2002
Discount rate	6.50%	7.00%
Expected long-term return on plan assets	8.00%	8.50%
Rate of compensation increase	4.25%	4.25%

Pension expense is calculated based upon a number of actuarial assumptions established on January 1 of the applicable year, detailed in the table above, including the weighted-average discount rate, rate of increase in future compensation levels for the applicable plan, and the expected long-term rate of return on plan assets. The discount rate used by the Company for valuing pension liabilities is based on review of high quality corporate bond yields with maturities approximating the remaining life of the projected benefit obligations. The discount rate used to determine pension expense was reduced from 7.0% to 6.5% for 2003. The effect of the rate reduction was to increase pension expense by $456,000 for 2003. In developing the expected long-term rate of return assumption for plan assets (which consist mainly of U.S. equity and fixed income securities), input was considered from the actuaries and the investment advisor. The rate is intended to reflect the average rate of earnings expected to be earned on the funds invested or to be invested to provide plan benefits. In determining the rate, appropriate consideration was given to historical performance of the major asset classes held or anticipated to be held by the plans and the forecast for future rates of return for those asset classes. The long-term rate of return assumption was reduced from 8.5% for 2002 to 8.0% for 2003. This had the effect of increasing pension expense for 2003 by $184,000.

The weighted-average asset allocations of the pension benefit plans at December 31 were as follows:

	2003	2002
Asset Category:		
Fixed income	32%	36%
Equities	66%	60%
Other	2%	4%
	100%	100%

The long-term asset allocation on average will approximate 60% in equities, with 40% in fixed income securities. The objective, on a long-term basis, is to achieve an excess return over the actuarial assumption for the expected long-term rate of return on plan assets. The investment strategy employed is a long-term risk control approach using diversified investment options with no exposure to volatile investment options, such as financial futures, derivatives, etc. The plans use a diversified allocation of equity and fixed income securities that is customized to each plan's cash flow benefit needs.

(3) Income Taxes:

The provision (benefit) for taxes on income (loss) from operations included:

	2003	2002	2001
Current tax expense (benefit)	$ 1,415,600	$ 1,132,300	$ (852,200)
Deferred, net	(751,600)	(165,300)	(102,800)
	$ 664,000	$ 967,000	$ (955,000)

The deferred tax consequences of temporary differences in reporting items for financial statement and income tax purposes are recognized in the Consolidated Financial Statements. Components of the deferred tax assets and liabilities as of December 31 were as follows:

	2003	2002
Deferred Tax Assets:		
Insurance	$ 187,200	$ 239,200
Vacation	951,700	937,300
Warranty	322,600	134,400
Doubtful accounts	342,200	345,100
Pensions	2,940,400	3,464,800
Healthcare benefits	288,800	221,000
Inventory	427,800	–
Other	383,100	306,000
	$ 5,843,800	$ 5,647,800
Deferred Tax Liabilities:		
Depreciation	$ 1,722,600	$ 1,659,100
Other	–	26,900
	$ 1,722,600	$ 1,686,000

Current deferred tax assets of $2,368,400 at December 31, 2003, and $1,912,700 at December 31, 2002, are included in prepayments on the accompanying Consolidated Balance Sheets.

A reconciliation between the statutory federal income tax rate (34%) and the effective rate of income tax expense for each of the three years during the period ended December 31, 2003, follows:

	2003		2002		2001	
	Amount	%	Amount	%	Amount	%
Statutory federal income tax expense (benefit)	$ 909,000	34.0	$ 969,400	34.0	$ (753,400)	(34.0)
Increase (decrease) in taxes resulting from:						
Tax credits	(332,200)	(12.5)	(63,500)	(2.3)	(244,800)	(11.1)
State tax, net of federal benefit	88,100	3.3	50,800	1.8	(25,800)	(1.2)
Other, net	(900)	0.0	10,300	0.4	69,000	3.2
	$ 664,000	24.8	$ 967,000	33.9	$ (955,000)	(43.1)

(4) Bank Borrowings:

The Company has a $7,000,000 bank borrowing facility that expires on May 31, 2004, which management intends to renew. Borrowings under the facility incur interest at the LIBOR Daily Floating Rate plus 1.75%. At December 31, 2003, there was no outstanding balance under the facility; and at December 31, 2002, the outstanding balance was $4,183,155.

In addition, the Company has a long-term note payable outstanding as of December 31, 2003, in the principal amount of $729,750. The note is repayable in quarterly installments of $104,250, with the final payment due August 2, 2005, and with a variable interest rate of the LIBOR Daily Floating Rate plus 1.75%. The interest rate for the note was 2.88% as of December 31, 2003. The note is secured by equipment with a cost of $1,563,000. The Company was in compliance with all note covenants at December 31, 2003.

(5) Guarantees:

The Company also has a $2,750,000 standby letter-of-credit facility; and as of December 31, 2003, there were standby letters of credit totaling $627,740 issued under the facility, with all to expire within one year.

The Companies provide warranty reserves for product defects as they become known, as a significant portion of the Companies' sales are custom-fabricated products built to customer specifications. Warranty claims tend to occur shortly after completion of a project; and a provision for estimated warranty expense is made at the time of notification by the customer of a defect in material or workmanship. Service department personnel handle all notifications from customers concerning warranty claims, prepare an estimate of the cost to repair or replace the defective item, and establish a reserve for each specific claim. Warranty claim reserves are reviewed monthly; and reserves are adjusted to properly reflect the remaining estimated costs to complete the repair or replacement.

The following is a reconciliation of changes in the warranty reserve for the years ended December 31, 2003 and 2002:

	2003	2002
Beginning balance	$ 894,523	$ 577,046
Costs incurred to satisfy warranty claims	(1,324,091)	(1,278,661)
Aggregate warranty reserves made	1,409,533	1,013,818
Aggregate changes to warranty reserves	346,873	582,320
Ending balance	$ 1,326,838	$ 894,523

(6) Contingencies:

A lawsuit was filed in May 2002 against the Company alleging breach of contract/breach of express warranty in connection with the sale of a heat exchanger in October 2000. The plaintiff alleged in the suit that it had suffered direct, consequential, and incidental damages in excess of $3,100,000. On March 5, 2004, the parties reached an out-of-court settlement of the lawsuit. Under the settlement, the plaintiff will receive $600,000. The Company will be responsible for $300,000 of the settlement, and the balance will be covered by the Company's product liability carrier. The Company's liability of $300,000 has been reflected in the results for 2003. The effect on 2003 was to reduce net income by $189,000, or $0.16 per share on a diluted basis.

The Company and its subsidiaries are involved in other legal proceedings incident to the conduct of their business. It is management's opinion that none of these matters will have a material adverse effect on the consolidated financial position, results of operations, or cash flows.

The Company has operating leases with total aggregate future minimum payments of $1,031,500, with terms exceeding one year. It is expected that leases will be renewed or replaced as they expire. The future minimum payments for each of the years subsequent to December 31, 2003, are:

2004	$	272,600
2005	$	270,600
2006	$	241,600
2007	$	149,300
2008 and beyond	$	97,400

(7) Segment Data:

The Company has four reportable segments: Industrial Equipment, Dairy Farm Equipment, Field Fabrication, and Transportation. The Transportation segment has been set out separately and the activities were previously included in Other/Corporate; and 2002 and 2001 were restated to be consistent with this presentation. The Industrial Equipment segment includes sales of the following products directly to industrial customers: food, beverage, chemical, and industrial processing equipment; industrial heat transfer equipment; biopharmaceutical equipment; pure-water equipment; thermal-energy storage equipment; and commercial refrigeration equipment. Dairy Farm Equipment segment sales are made to independent dealers for resale and include milk-cooling and storage equipment and accessories, refrigeration units, and heat-recovery equipment for use on dairy farms. The Field Fabrication segment includes sales of very large, field-fabricated tanks and vessels that cannot be built and shipped from the plant. Typical projects are large stainless steel storage tanks for sanitary and industrial process applications. The Transportation segment delivers products to customers and backhauls materials and components. The segment also transports components for the Field Fabrication segment and performs contract carriage for third parties.

Management evaluates performance and allocates resources based on income or loss before income taxes. The accounting policies of the reportable segments are the same as those described in Summary of Accounting Policies in Note 1 to these Consolidated Financial Statements.

Reportable segments are managed separately because they offer different products and serve different markets. Industrial Equipment products have been aggregated because they are designed and built to a customer's specifications and they use common processes and resources in the Springfield, Missouri, manufacturing facility. Similar economic conditions affect the long-term financial performance of the product lines included in the Industrial Equipment segment. The Dairy Farm Equipment segment includes standard products that are built to stock in the Osceola, Iowa, manufacturing facility and are available for sale from inventory. The demand for Dairy Farm Equipment products is affected by the economic factors that influence the profitability of dairy farmers. The Field Fabrication segment uses different skills and fabrication methods and requires different technology and expertise than other segments. The Transportation segment is a trucking operation.

Net sales include revenues from sales to unaffiliated and affiliated customers before elimination of intersegment sales. Intersegment eliminations are primarily sales from the Industrial Equipment segment and Transportation segment to the Field Fabrication segment.

The Other/Corporate classification includes other revenues, unallocated corporate assets and expenses, and corporate other income (expense).

	2003						
	Dairy Farm Equipment	Industrial Equipment	Field Fabrication	Transportation	Other / Corporate	Intersegment Eliminations	Consolidated
Net sales	$ 14,306,860	$ 91,379,067	$ 8,299,941	$ 3,918,474	$ 594,564	$ (1,732,888)	$116,766,018
Depreciation and amortization expense	$ 298,145	$ 2,373,233	$ 754,283	$ 152,232	$ 459,568	$ –	$ 4,037,461
Income (loss) before income tax	$ 435,469	$ 1,347,191	$ (225,163)	$ 454,419	$ 661,681	$ –	$ 2,673,597
Assets	$ 7,610,101	$ 42,742,818	$ 3,569,769	$ 2,639,220	$ 11,092,952	$ –	$ 67,654,860
Additions to property, plant & equipment	$ 9,599	$ 2,038,914	$ 89,670	$ 289,340	$ 346,846	$ –	$ 2,774,369

	2002						
	Dairy Farm Equipment	Industrial Equipment	Field Fabrication	Transportation	Other / Corporate	Intersegment Eliminations	Consolidated
Net sales	$ 20,274,303	$ 78,239,085	$ 14,939,379	$ 3,361,503	$ 542,604	$ (3,207,440)	$114,149,434
Depreciation and amortization expense	$ 338,975	$ 2,176,361	$ 444,413	$ 174,462	$ 294,795	$ –	$ 3,429,006
Income (loss) before income tax	$ 3,570,314	$ (2,737,321)	$ 1,181,802	$ 115,743	$ 720,684	$ –	$ 2,851,222
Assets	$ 8,973,496	$ 41,561,377	$ 6,031,589	$ 2,581,625	$ 9,182,669	$ –	$ 68,330,756
Additions to property, plant & equipment	$ 123,292	$ 1,897,760	$ 2,089,362	$ 70,096	$ 573,519	$ –	$ 4,754,029

	2001						
	Dairy Farm Equipment	Industrial Equipment	Field Fabrication	Transportation	Other / Corporate	Intersegment Eliminations	Consolidated
Net sales	$ 18,115,792	$ 64,518,777	$ 15,697,746	$ 2,240,017	$ 971,333	$ (7,255,446)	$ 94,288,219
Depreciation and amortization expense	$ 352,247	$ 2,095,510	$ 227,319	$ 207,225	$ 252,441	$ –	$ 3,134,742
Income (loss) before income tax	$ 1,332,460	$ (5,299,517)	$ 1,099,587	$ (131,688)	$ 783,322	$ –	$ (2,215,836)
Assets	$ 9,625,261	$ 32,168,557	$ 2,371,803	$ 1,860,661	$ 9,884,191	$ –	$ 55,910,473
Additions to property, plant & equipment	$ 226,801	$ 4,078,276	$ 217,368	$ 297,005	$ 84,646	$ –	$ 4,904,096

Revenues from external customers by product category for the three years ended December 31, 2003, were:

	2003	2002	2001
Milk-cooling and storage equipment	$ 12,950,878	$ 17,964,266	$ 15,923,497
Process vessels and tanks	45,314,532	52,760,254	49,565,367
Other industrial equipment	58,500,608	43,424,914	28,799,355
	$116,766,018	$114,149,434	$ 94,288,219

Revenues from external customers by geographic location are attributed to countries based on the location of the customer and for the three years ended December 31, 2003, were:

	2003	2002	2001
United States	$103,650,529	$100,736,612	$ 80,701,876
North America (excluding the U.S.)	7,183,100	7,713,539	8,030,006
Asia and the Far East	3,378,499	4,018,883	4,055,619
Europe	1,474,634	924,600	922,395
Other areas	1,079,256	755,800	578,323
	$116,766,018	$114,149,434	$ 94,288,219

During the years presented, export sales to any one country were not in excess of 10% of consolidated sales.

All long-lived assets owned by the Company and its subsidiaries are located in the United States.

During 2003 and 2002, sales to an individual U.S. customer exceeded 10% of consolidated sales. The sales amounted to $13,045,000 and $12,388,000, respectively, and related to the Industrial Equipment and Field Fabrication segments, respectively. During 2001, sales to any one customer were not in excess of 10% of consolidated sales.

(8) Long-Term Incentive Plans:

The Company has two stock compensation plans: the 1999 Long-Term Incentive Plan (the "Employee Plan") and the Non-Employee Directors Stock Option and Restricted Stock Plan (the "Director Plan").

Under the Employee Plan, two types of awards have been provided for executives and key employees: restricted stock and nonqualified stock options. An aggregate of 180,000 shares of common stock can be issued under the Employee Plan, with 55,000 shares being the aggregate maximum number of shares that may be granted as restricted stock.

Under the Director Plan, non-employee directors can receive restricted stock and nonqualified stock options. An aggregate of 60,000 shares can be issued under the Director Plan in either restricted stock or nonqualified options.

Under the two Plans, the exercise price of each option must equal or exceed the closing market price of the Company's common stock on the date of grant. The options vest and are exercisable five years after the date of grant, and they must be exercised no later than ten years from the date of grant.

Under the Plans, restricted shares of stock vest five years after the effective date of grant. Compensation expense was computed by multiplying the number of shares granted by the fair market value of the common stock on the date of grant. The expense is being recognized ratably over the vesting period. Compensation expense recognized for the restricted shares was $146,737, $95,658, and $66,050 for the years ended December 31, 2003, 2002, and 2001, respectively. Under the Plans, 8,700 shares of restricted stock were granted during 2003 at the fair market value of $35 per share. At December 31, 2003, 25,750 shares of restricted stock were outstanding under the Plans.

A summary of activity in the Company's stock option plans is as follows:

	Number of Shares	Weighted Average Exercise Price
Outstanding at December 31, 2000	19,400	$ 36.00
Granted	20,400	36.00
Outstanding at December 31, 2001	39,800	$ 36.00
Granted	21,800	35.35
Forfeited	(3,400)	36.00
Outstanding at December 31, 2002	58,200	$ 35.76
Granted	23,300	35.00
Outstanding at December 31, 2003	81,500	$ 35.54

The following table summarizes information about stock options outstanding as of December 31, 2003:

	Options Outstanding		
Range of Exercise Prices	Number of Shares	Weighted Average Remaining Contractual Years	Average Exercise Price
$29.25 - $36.00	81,500	7.75	$ 35.54

Options outstanding as of December 31, 2003, were not exercisable.

The Company applies APB No. 25, "Accounting for Stock Issued to Employees," to account for employee stock options. Accordingly, no compensation expense has been recognized for nonqualified stock options.

Pro forma net income and earnings-per-share information (as required by SFAS No. 123, "Accounting for Stock-Based Compensation") has been determined as if the Company had accounted for all stock options under the fair-value method described by SFAS No. 123.

The fair values for options were estimated at the date of grant using the Black-Scholes Option Pricing Model, with the following weighted-average assumptions:

	Stock Option Grants				
	May 16, 2003	July 25, 2002	May 20, 2002	March 1, 2001	May 13, 1999
Interest rate	3.40%	4.80%	4.80%	4.90%	5.80%
Expected life in years	7.5	7.5	7.5	7.5	7.5
Expected volatility	30.20%	36.10%	38.80%	64.20%	53.40%
Expected dividend yield	8.17%	8.00%	7.50%	9.00%	7.40%
Value per option	$ 4.94	$ 5.05	$ 6.35	$ 8.58	$ 8.60

The Black-Scholes Option Pricing Model was developed for use in estimating the fair value of traded options that have no vesting restrictions and that are fully transferable. In addition, option pricing models require the input of subjective assumptions, including the expected stock price volatility. Because the Company's options have characteristics different from those of traded options, the model, in the opinion of management, does not necessarily provide a reliable single measure of the fair value of its options.

For purposes of pro forma disclosures, the estimated fair value of the options is being amortized to expense ratably over the vesting period. The pro forma disclosures, required by SFAS No. 123, are not likely to be representative of the effects on reported net income or losses for future years. The pro forma information follows:

	2003	2002	2001
Pro forma net income (loss)	$ 1,952,098	$ 1,838,031	$ (1,396,864)
Pro forma earnings (loss) per common share:			
Basic	$ 1.67	$ 1.57	$(1.20)
Diluted	$ 1.65	$ 1.57	$(1.20)

(9) Shareholder Rights Plan:

On January 26, 2001, the Board of Directors of the Company adopted an Amended and Restated Rights Agreement ("Rights Agreement") and declared a dividend distribution of one Common Share Purchase Right ("Right") for each share of the Company's common stock outstanding on February 15, 2001.

The Rights will be exercisable only if a person or group acquires 15% or more of the Company's common stock (an "Acquiring Person") or announces a tender offer that would result in ownership of 15% or more of the Company's common stock. Initially, each Right will entitle shareholders to buy one share of the Company's common stock at an exercise price of $117.25.

If the Company is acquired in a merger or other business combination and its common stock is changed or exchanged, or if 50% or more of its consolidated assets or earning power is sold, each Right will entitle its holder to purchase, at the Right's then-current exercise price, shares of the acquiring company's common stock having a market value of twice the exercise price. Also, if an Acquiring Person acquires 15% or more of the Company's outstanding common stock, each Right will entitle its holder to purchase, at the Right's then-current exercise price, common stock of the Company having a market value of twice the exercise price. Under either situation, Rights owned by an Acquiring Person will become null and void.

Prior to acquisition by an Acquiring Person of 15% or more of the Company's common stock, the Rights are redeemable at the option of the independent members (as defined in the Rights Agreement) of the Board of Directors at $0.01 per Right. The Rights will expire on January 29, 2011.

Until a Right is exercised, the holder thereof, as such, has no rights as a shareholder of the Company, including the right to vote or to receive dividends. The issuance of the Rights alone has no dilutive effect and does not affect reported earnings per share.

Report of Independent Auditors

To the Board of Directors of Paul Mueller Company:

We have audited the accompanying consolidated balance sheets of PAUL MUELLER COMPANY (a Missouri corporation) AND SUBSIDIARIES (Company) as of December 31, 2003 and 2002, and the related consolidated statements of income, shareholders' investment, and cash flows for the years ended December 31, 2003 and 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The accompanying consolidated financial statements of the Company for the year ended December 31, 2001 were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those consolidated financial statements, before the restatement described in Note 7 to the financial statements, in their report dated February 15, 2002.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the 2003 and 2002 consolidated financial statements referred to above present fairly, in all material respects, the financial position of Paul Mueller Company and Subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for the years ended December 31, 2003 and 2002, in conformity with accounting principles generally accepted in the United States of America.

As discussed above, the 2001 financial statements of the Company were audited by other auditors who have ceased operations. As described in Note 7, the Company changed the composition of its reportable segments in 2003; and the amounts in the 2002 and 2001 financial statements relating to reportable segments have been restated to conform to the 2003 composition of reportable segments. We audited the adjustments that were applied to restate the disclosures for reportable segments reflected in the 2002 and 2001 financial statements. In our opinion, such adjustments are appropriate and have been properly applied. However, we were not engaged to audit, review, or apply any procedures to the 2001 financial statements of Paul Mueller Company and Subsidiaries other than with respect to such adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2001 financial statements taken as a whole.

KPMG LLP

Kansas City, Missouri,
March 5, 2004

Report of Independent Public Accountants

To the Board of Directors of Paul Mueller Company:

We have audited the accompanying consolidated balance sheets of PAUL MUELLER COMPANY (a Missouri corporation) AND SUBSIDIARIES as of December 31, 2001 and 2000, and the related consolidated statements of income, shareholders' investment, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Paul Mueller Company and Subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

/S/ ARTHUR ANDERSEN LLP

Kansas City, Missouri,
February 15, 2002

NOTE: The above audit report of Arthur Andersen LLP, our former independent public accountants, is a copy of the original report dated February 15, 2002, rendered by Arthur Andersen LLP on our consolidated financial statements included in our Form 10-K filed on March 21, 2002, and has not been reissued by Arthur Andersen LLP since that date. The above report refers to financial statements not physically included in this filing. The 2001 financial statements referred to in that report have been restated.

Selected Financial Data -- Five-Year Summary and Market and Dividend Information by Quarter For the Years 2003 and 2002

Selected Financial Data -- Five-Year Summary

	2003	2002	2001	2000	1999
Net sales	$116,766,018	$114,149,434	$ 94,288,219	$105,182,134	$ 95,176,678
Net income (loss)	$ 2,018,553	$ 1,889,158	$ (1,359,840)	$ 3,847,397	$ 1,870,659
Earnings (loss) per common share:					
Basic	$ 1.73	$ 1.62	$ (1.16)	$ 3.29	$ 1.60
Diluted	$ 1.71	$ 1.61	$ (1.16)	$ 3.29	$ 1.60
Common shares outstanding	1,193,771	1,185,071	1,179,721	1,173,721	1,174,021
Dividends declared per common share	$ 2.40	$ 2.40	$ 2.40	$ 2.40	$ 2.40
Total assets	$ 67,654,860	$ 68,330,756	$ 55,910,473	$ 55,687,051	$ 55,622,768
Long-term obligation, net of current maturities	$ 992,208	$ 1,604,566	$ 947,189	$ 162,366	$ 162,366
Shareholders' investment	$ 29,247,496	$ 29,016,748	$ 35,963,324	$ 40,112,056	$ 39,008,627
Working capital	$ 10,723,341	$ 13,304,896	$ 13,910,555	$ 18,201,712	$ 18,222,819
Book value per common share	$ 24.50	$ 24.49	$ 30.48	$ 34.18	$ 33.23
Average number of employees	1,007	968	876	870	863

Market and Dividend Information by Quarter

	2003 Quarter Ended				2002 Quarter Ended			
	Mar. 31	June 30	Sept. 30	Dec. 31	Mar. 31	June 30	Sept. 30	Dec. 31
Market Price of Stock								
High	$ 34.50	$ 41.50	$ 45.00	$ 42.50	$ 32.50	$ 33.12	$ 32.50	$ 30.90
Low	$ 29.45	$ 30.97	$ 39.25	$ 39.01	$ 28.00	$ 30.31	$ 25.17	$ 26.15
Cash Dividends								
Declared per share	$ 0.60	$ 0.60	$ 0.60	$ 0.60	$ 0.60	$ 0.60	$ 0.60	$ 0.60

Paul Mueller Company common stock trades on The Nasdaq Stock Market® under the symbol MUEL, and there are approximately 230 shareholders of record and approximately 620 beneficial shareholders.

The market price data was obtained from The Nasdaq Stock Market.

Financial Highlights by Quarter (Unaudited)
For the Years 2003 and 2002

(In Thousands, Except Per Share Data)

	Quarter Ended							
	March 31		June 30		September 30		December 31	
	2003	2002	2003	2002	2003	2002	2003 (b)(c)	2002 (d)
Net sales	$ 27,579	$ 18,597	$ 29,961	$ 22,514	$ 29,720	$ 36,680	$ 29,506	$ 36,358
Gross profit (a)	$ 5,974	$ 3,036	$ 6,569	$ 4,600	$ 7,026	$ 6,691	$ 4,020	$ 8,390
Net income (loss)	$ 718	$ (1,113)	$ 984	$ (225)	$ 1,017	$ 1,010	$ (700)	$ 2,217
Earnings (loss) per common share:								
Basic	$ 0.61	$(0.95)	$ 0.84	$(0.20)	$ 0.87	$ 0.87	$(0.60)	$ 1.90
Diluted	$ 0.61	$(0.95)	$ 0.83	$(0.20)	$ 0.86	$ 0.87	$(0.60)	$ 1.89

(a) Because the inventory determination under the LIFO method can only be made at the end of each fiscal year based on the inventory levels and costs at that point, interim LIFO determinations must be based on management's estimate of expected year-end inventory levels and costs.

(b) As previously reported, a lawsuit was filed in May 2002 against the Company alleging breach of contract/breach of express warranty in connection with the sale of a heat exchanger in October 2000. The plaintiff alleged in the suit that it had suffered direct, consequential, and incidental damages in excess of $3,100,000. On March 5, 2004, the parties reached an out-of-court settlement of the lawsuit. Under the settlement, the plaintiff will receive $600,000. The Company will be responsible for $300,000 of the settlement, and the balance will be covered by the Company's product liability carrier. The Company's liability of $300,000 has been reflected in the results for the fourth quarter and for the year 2003. The effect on the 2003 fourth quarter results was to increase the net loss by $189,000, net of tax, or $0.16 per share.

(c) Results for the fourth quarter of 2003 were unfavorably affected by a LIFO adjustment, and the effect of the LIFO adjustment increased the net loss by $253,000, net of tax, or $0.22 per share.

(d) Net income for the fourth quarter of 2002 was favorably affected by a LIFO adjustment that increased net income by $323,100, net of tax, or $0.28 per share on a diluted basis.

Management's Discussion and Analysis of Operating Results and Financial Condition

The following discussion and analysis provides information which management believes is relevant to an assessment and understanding of the Company's consolidated results of operations and financial condition. The discussion should be read in conjunction with the Consolidated Financial Statements and Notes to Consolidated Financial Statements.

Overview

Paul Mueller Company ("Company") is a manufacturer of high-quality stainless steel tanks and vessels and process systems and equipment. The Company's products are used on dairy farms and in a wide variety of industrial applications, including food, dairy, and beverage processing; pharmaceutical, biotechnological, and chemical processing; water distillation; heat transfer; HVAC; commercial refrigeration; heat recovery; process cooling; and thermal-energy storage. The Company has two manufacturing facilities located in Springfield, Missouri, and Osceola, Iowa, with about 730,000 square feet and 215,000 square feet, respectively.

The Company has four reportable segments: Industrial Equipment, Dairy Farm Equipment, Field Fabrication, and Transportation. The Industrial Equipment segment produces custom designed and built processing equipment, biopharmaceutical equipment, heat transfer equipment, thermal products, and commercial refrigeration products. The Dairy Farm Equipment segment produces milk-cooling and storage equipment and accessories for use by dairy farmers. The Field Fabrication segment provides very large, field-fabricated tanks and vessels and systems that cannot be built and shipped from the factory. The Transportation segment is a trucking operation that provides delivery of products to customers and the backhaul of materials and components. The Company's reportable segments are managed separately because they offer different products and serve different markets.

The largest segment is the Industrial Equipment segment, and it is located at the Springfield, Missouri, facility. This segment's product lines include processing equipment, biopharm systems, heat transfer products, commercial refrigeration products, and thermal-storage equipment. The profitability of the Industrial Equipment segment historically has been lower than the Dairy Farm Equipment segment (the other main segment), as the Industrial Equipment segment is more resource-intensive and the markets served are extremely competitive. Projects are generally engineered to order and require much greater support from the sales, engineering, and manufacturing areas, as well as a high degree of skill to fabricate. Also, the risks of manufacturing are greater because the products are custom designed and built; and the chance of misinterpretation, error, and mistakes is much greater than with standard products. Ordinarily, Industrial Equipment projects are bid among several suppliers, which tends to make pricing very competitive.

The Company's facilities for the Industrial Equipment segment are particularly well suited to large projects. The Company has the engineering capability and the manufacturing facilities to efficiently execute large projects. However, due to a long sales cycle, these large projects tend to be acquired on a periodic rather than on a consistent basis. This factor leads to significant swings in the level of sales and profitability between years for the Industrial Equipment segment.

During the past two years, the biopharm systems product line sales personnel have been successful in securing large modular projects that involve the fabrication and factory testing of complete process modules comprised of vessels, interconnected piping, instrumentation, and controls. These projects are well suited to the Company's engineering and fabrication capabilities and its facilities; and they have contributed to the improved performance of the segment.

Sales organizations for each product line within the Industrial Equipment segment sell directly to end users or to large engineering firms who are acting on behalf of their clients.

Competition is particularly intense for the processing equipment product line as there are numerous competitors, all of which are smaller than the Company. The Company's strategy is to provide comprehensive capabilities to serve its customers in the markets in which the Company competes. The capabilities include extensive engineering and design, shop fabrication of equipment and systems, on-site fabrication of equipment and systems, field installation of piping and other equipment, start-up, and commissioning. In addition, there is the capability within the Field Fabrication segment of acting as a general contractor to erect buildings and related facilities to house equipment and tanks that are shop- or field-fabricated; and the Company's Transportation segment can handle transportation of the shop-fabricated tanks, equipment, and components. The Company has the capability of working with the customer from conceptual design through the startup phase of a project. This combination of available services provides a one-stop solution for the customer and offers a competitive advantage for certain projects.

For the Industrial Equipment segment, revenue from sales of fabricated products is recognized upon passage of title to the customer. Passage of title may occur at the time of shipment from the Company's plant, at the time of delivery to the customer, or when projects are completed in the field and accepted by the customer. For large, multi-unit projects that are fabricated in the plant, revenue is recognized under the units-of-delivery method, which is a modification of the percentage-of-completion method of accounting for contracts. The units-of-delivery method recognizes as revenue the contract price of the units completed and shipped or delivered to the customer (as determined by the contract). Revenues from long-term contracts that involve only a few deliverables are recognized on the percentage-of-completion method of accounting. For plant-fabricated projects, percentage of completion is determined by comparing total manufacturing hours incurred to date for each project to estimated total manufacturing hours for each project.

A portion of the Springfield plant employees are covered by a union contract with Sheet Metal Workers International - Local 208. The current contract will expire on April 7, 2004; and management expects to achieve a new contract.

Dairy Farm Equipment is the second largest segment in terms of sales and is located at the Company's Osceola, Iowa, facility. Dairy Farm Equipment is sold domestically and internationally to about 270 independent dealers for resale to dairy farmers. A significant portion of the dealers are located in the continental United States. Dairy Farm Equipment segment sales are most directly affected by milk prices paid to farmers, the cost of feed, and the level of milk production. Revenue for the Dairy Farm Equipment segment is recognized at the time title to the equipment is transferred, which generally occurs upon shipment from the plant.

In the domestic Dairy Farm Equipment market, the number of dairy farms continues to decline as high-cost-production dairies are being eliminated. Advances in dairy farming techniques have created an excess of milk production in the United States, with low milk prices and relatively flat milk consumption; and it continues to drive many smaller dairy farms out of business. This process leaves fewer, though larger, dairy farm operations that will require larger milk-cooling and storage capacity. The Company is well positioned to meet the milk-cooling and storage capacity requirements of this change in the marketplace; and any impact on revenues and profitability will depend on the rate at which farm consolidation continues.

As the size of the domestic market for Dairy Farm Equipment continues to decline, competition will increase among the equipment suppliers. The three major competitors of the Company in the Dairy Farm Equipment market are full-line suppliers, whereas the Company's offering is limited to milk-cooling and storage equipment. The Company shares dealers with its competitors, and those dealers will be encouraged by the competitors to sell their product lines exclusively, to the exclusion of the Company's products. This is more often the case on projects involving a complete new dairy, where the competitors are able to offer a total package and greater pricing flexibility. However, in spite of the pressure of reduced sales, the Company has been able to maintain a significant market share and is well positioned for the trend toward larger dairy operations.

Field Fabrication is the third segment. This segment was established in 1998, when Mueller Field Operations, Inc., was incorporated as a wholly owned subsidiary; and it expanded the Company's product offering by providing the capability to completely fabricate and assemble large stainless steel tanks in the field. This segment also offers a turnkey solution to the customer that includes not only building erection and equipment installation, but also on-site fabrication and installation of piping, other equipment startup, and commissioning. Additionally, this segment has the capability to modify and/or repair existing equipment operating at a customer's facility. The Field Fabrication segment purchases components from the Industrial Equipment segment, and those sales are eliminated in the preparation of the Consolidated Financial Statements. Revenue for the Field Fabrication segment is recognized on the percentage-of-completion method of accounting. Generally, projects are competitively bid among a few competitors.

The Transportation segment includes the activities of Mueller Transportation, Inc., a wholly owned trucking subsidiary. This segment provides outbound transportation of products for customers of the Industrial Equipment and Dairy Farm Equipment segments and provides transportation services to the Field Fabrication segment for components that are shipped to the field. Revenues are also obtained by performing contract carriage for third parties. Services provided by the segment are those of a specialized carrier, as a significant number of loads are oversized in dimension and weight. This segment operates with a fleet of 15 tractors and 40 specialized trailers to transport oversized loads. The Field Fabrication segment utilizes transportation services from the Transportation segment, and those sales are eliminated in preparation of the Consolidated Financial Statements.

The Industrial Equipment and Field Fabrication segments provide capital equipment to industrial customers; and consequently, the level of sales for each segment is directly affected by the growth in the general economy, capital expenditure levels, capacity utilization, and interest rates.

Management evaluates performance of each of the segments based on profit and loss from operations before income taxes. Accounting policies for the segments are the same as those described in the Summary of Significant Accounting Policies in the Notes to Consolidated Financial Statements.

Operating Results

Sales – Consolidated results for each of the three years ended December 31, 2003, 2002, and 2001, were as follows:

	2003	2002	2001
Net Sales	$116,766,018	$114,149,434	$ 94,288,219
Cost of Sales	93,177,115	91,432,774	78,071,436
Gross profit	$ 23,588,903	$ 22,716,660	$ 16,216,783
Selling, General and Administrative Expenses	21,370,524	20,278,938	18,912,525
Operating income (loss)	$ 2,218,379	$ 2,437,722	$ (2,695,742)
Other Income (Expense):			
Interest income	$ 78,148	$ 89,269	$ 199,079
Interest expense	(82,700)	(25,955)	(25,218)
Other, net	459,770	350,186	306,045
	$ 455,218	$ 413,500	$ 479,906
Income (loss) before income taxes	$ 2,673,597	$ 2,851,222	$ (2,215,836)
Provision (Benefit) for Income Taxes	664,000	967,000	(955,000)
Income (Loss) before Joint Venture	$ 2,009,597	$ 1,884,222	$ (1,260,836)
Equity in Income (Loss) of Joint Venture	8,956	4,936	(99,004)
Net Income (Loss)	$ 2,018,553	$ 1,889,158	$ (1,359,840)

2003 Compared to 2002 – Net income for 2003 exceeded 2002 net income as a result of higher sales coupled with an increase in profit for the Industrial Equipment segment. The improvement in sales for the Company was a direct result of the larger backlog at the beginning of 2003 of $54,023,000, which was $25,573,000 higher than the backlog for 2002. However, order entry during 2003 was 24% less than during 2002, with all segments experiencing a decrease in order entry from the prior year. The decrease in order entry had a dramatic impact on results for the year, as the workload dropped off in the last half of 2003. The workload problem was further exacerbated as a customer placed a modular system project on indefinite hold in mid-year, which caused an additional reduction to the workload. This had an adverse impact on sales for the second half of the year, as revenue of approximately $4,400,000 was scheduled to be recognized under the percentage-of-completion method of accounting during the last half of the year. A net loss of $700,000 was incurred during the fourth quarter after having earned $2,719,000 of net income through the first nine months of the year. The under-absorption of manufacturing burden due to the low workload level and the lawsuit settlement of $189,000, after tax, both adversely affected results for the fourth quarter.

Sales by segment for the two years ended December 31, 2003, were as follows:

	2003	2002
Industrial Equipment	$ 91,379,067	$ 78,239,085
Dairy Farm Equipment	$ 14,306,860	$ 20,274,303
Field Fabrication	$ 8,299,941	$ 14,939,379
Transportation	$ 3,918,474	$ 3,361,503

The improvement in sales for the Industrial Equipment segment was solely due to biopharm systems sales, as the other product lines within the segment experienced flat or reduced sales. The increase in sales related to a 259% increase in the backlog for the biopharm systems product line at the beginning of 2003 compared to the beginning of 2002. Sales of biopharm systems were $20,000,000 higher during the past year compared to 2002. Within the biopharm systems product line, sales of modular systems were the most significant component of sales and represented 63% of biopharm systems sales for 2003. Sales for modular systems were recognized under the percentage-of-completion method of accounting.

In contrast, sales for the processing equipment product line (traditionally one of our most significant product lines within the Industrial Equipment segment) were down 19% during 2003 compared to 2002. This product line, in particular, has been adversely affected by the low level of business capital expenditures and low capacity utilization rates that have occurred over the past three years. Due to the reduced level of spending, conditions were also very competitive for projects that were available during 2003, which adversely affected pricing, margins, and profitability of this product line.

Sales in the Dairy Farm Equipment segment for 2003 were at their lowest level since 1987. The decline was almost entirely attributable to the domestic market, as export sales were relatively flat between 2003 and 2002. The decrease in domestic Dairy Farm Equipment sales during 2003 was directly related to the milk price received by farmers, as the average milk price from July 2002 through June 2003 was at its lowest level in 25 years. Although the milk price increased during the second half of 2003 due to increased culled cow prices, strong utilization of cheese, and the implementation of a herd reduction program by cooperatives, dairy farmers were in no position to increase their milk-cooling and storage capacity after having experienced a year of extremely low milk prices. As a result, the Dairy Farm Equipment segment experienced a 50% decline in the number of milk coolers sold in the domestic market in 2003 compared to 2002.

Although the backlog for the Field Fabrication segment was $5,503,000 at December 31, 2002, order entry during 2003 declined by 79% from the preceding year which contributed to the $6,639,000 reduction in sales. Like the Industrial Equipment segment, the Field Fabrication segment was affected by the weakness in capital expenditures during 2003. The economy remained sluggish during 2003, and firms adopted a conservative position with respect to capital investments. Customers postponed capital expenditures and limited their expenditures to essential plant maintenance and repair items.

Sales for the Transportation segment were $557,000 higher during 2003 compared to 2002. The increase was consistent with the increase in sales for the Company. Revenues were also higher due to several large, over-size loads that were transported during the year.

The gross profit rate for 2003 was 20.2% compared to a gross profit rate of 19.9% for 2002. The improvement in the gross profit percentage was due to an increase in the gross margin rate (a measure of the variable profit margin), coupled with an increase in sales volume. The gross margin improved primarily as a result of the improved gross margin for the Industrial Equipment segment. Within the Industrial Equipment segment, gross margins were generally higher for 2003 versus 2002; and the biopharm systems product area had the most significant impact, as sales were 65% higher and the overall gross margin rate improved by approximately 1.3%. However, the LIFO provision reduced gross profit by $1,386,000 during 2003, compared to only a $37,000 reduction during 2002. The increase in the LIFO provision was the result of rapidly escalating surcharges for stainless steel during 2003, coupled with an increase in the inventory level. Manufacturing burden for 2003 was 8% higher than during 2002. The increase was due to higher costs for personnel (including wages and significantly higher costs for healthcare) and variable manufacturing burden costs related to the higher sales volume for the year. Additionally, the low production volume during the last quarter of 2003 adversely affected the manufacturing burden expense for the year.

The price of stainless steel is expected to continue to increase during 2004. The increase is driven by the surcharges assessed at the time of shipment that are the result of the volatility in the market price of nickel, chrome, and molybdenum, which are key materials used in the production of stainless steel. The surcharges have continued to increase, as April 2004 surcharges for our most commonly used grades of stainless steel will be $0.25 and $0.33 per pound higher than the December 2003 surcharges. In addition, the price of carbon steel has risen dramatically and could also have an adverse effect on costs. Inflation is a factor that affects the cost of operations, and the Company seeks to minimize the effect on its operating results. To the extent permitted by competitive conditions, higher material prices, labor costs, and operating costs are passed on to the customer by increasing prices.

As previously reported, a lawsuit was filed in May 2002 against the Company alleging breach of contract/ breach of express warranty in connection with the sale of a heat exchanger in October 2000. The plaintiff alleged in the suit that it had suffered direct, consequential, and incidental damages in excess of $3,100,000. On March 5, 2004, the parties reached an out-of-court settlement of the lawsuit. Under the settlement, the plaintiff will receive $600,000. The Company will be responsible for $300,000 of the settlement, and the balance will be covered by the Company's product liability carrier. The Company's liability of $300,000 has been reflected in the results of the Industrial Equipment segment for 2003. The effect on the 2003 results for the Industrial Equipment segment was to reduce net income before tax by $300,000.

Selling, general and administrative expenses were higher during 2003 compared to 2002 primarily as a result of higher personnel costs, including healthcare expense, depreciation expense, and insurance costs.

During 2003, the Company utilized its bank borrowing facility, so interest expense was significantly higher and interest income was lower during 2003 compared to 2002. Other, net was higher during 2003 versus 2002 due to higher royalties and miscellaneous income.

The effective tax rates for 2003 and 2002 were 24.8% and 33.9%, respectively. The rates for 2003 and 2002 were below the statutory rate (34%) due primarily to tax credits.

The Company's share of the income from the 50%-owned Mexican joint venture for 2003 increased by $4,020 over 2002. The improved performance for 2003 was directly related to an increase in sales by the joint venture company.

The Company's net income for 2003 was $2,019,000, or $1.71 per share on a diluted basis, compared to $1,889,000, or $1.61 per share on a diluted basis, in 2002.

2002 Compared to 2001 – The 21% increase in consolidated sales achieved during 2002 compared to the prior year was the most significant factor contributing to the variance in the results between 2002 and 2001.

Sales by segment for the two years ended December 31, 2002, were as follows:

	2002	2001
Industrial Equipment	$ 78,239,085	$ 64,518,777
Dairy Farm Equipment	$ 20,274,303	$ 18,115,792
Field Fabrication	$ 14,939,379	$ 15,697,746
Transportation	$ 3,361,503	$ 2,240,017

The most significant increase in sales occurred in the Industrial Equipment segment, as sales were $78,239,000 for 2002 compared to $64,519,000 for 2001. Virtually all of the increase in sales for the segment related to the biopharm systems product line, as sales were $23,400,000 higher during 2002 compared to 2001 for this product line. Sales were favorably affected by a 260% increase in order entry for the biopharm systems product line during 2002 compared to 2001. Sales during 2002 included a modular system that was completed and shipped during the third quarter of 2002, the first bioreactor system for a biotechnology firm that was completed and shipped during the fourth quarter of 2002, and sales for two large modular projects secured during 2002 that were recognized under the percentage-of-completion method of accounting. Sales of virtually all products within the biopharm systems product line were higher during 2002 compared to 2001. In contrast, sales for the processing equipment and heat transfer product lines within the Industrial Equipment segment were down 20% and 12%, respectively. These product lines were particularly adversely affected by the steep declining trend in industrial capital expenditures and low capacity utilization that has occurred over the past few years. Additionally, due to reduced capital spending, conditions were extremely competitive for the projects that were available during 2002, which adversely affected prices, margins, and profitability for the Industrial Equipment segment.

Sales of Dairy Farm Equipment were higher in both the domestic and international markets during 2002 compared to 2001. Domestic sales improved by 13% from 2001, while export sales were higher by approximately 10%. This was consistent with the increase in milk-cooler unit sales between 2002 and 2001 and the 16% increase in the average size of the Company's milk coolers sold in the domestic market.

Although the average milk price during 2002 was 20% less than 2001 and order entry was down 4% from the prior year, sales of domestic Dairy Farm Equipment were higher. A significant contributor to the increase in sales was the beginning 2002 backlog of $2,910,000, which was an increase of 65% over the backlog at the beginning of 2001. Also, milk prices were favorable for the first half of 2002 and averaged about $11.00 per cwt.; and feed costs remained reasonable for most of 2002. Both factors contributed to investment in new milk-cooling and storage capacity. Additionally, the 2002 annual milk production increased by 2.7% over the milk production in 2001, which also contributed to the need for additional storage capacity.

Although the U.S. dollar remained strong during 2002 and the economies remained sluggish in many of our export markets, export sales of Dairy Farm Equipment were slightly higher during 2002 compared to 2001. The main areas with an increase in sales were Asia, Europe, and South America.

Field Fabrication segment sales for 2002 were $14,939,000, a decrease of $758,000 from 2001. The backlog at the beginning of 2002 was only $318,000; and although order entry was over $20,000,000 for the year, the timing for the start of fabrication was such that only a portion of the major projects was recognized as sales during 2002 based on the use of percentage-of-completion accounting.

Sales for the Transportation segment increased by $1,122,000 between 2001 and 2002. The increase related directly to the increase in sales by the Company, which led to higher usage of the trucking operation by customers for products they had purchased. Additionally, a change was made at the beginning of 2002 to have a third-party trucking firm provide management of the trucking operation, which helped to improve sales performance for the segment.

The consolidated gross profit rate for 2002 was 19.9% compared to a gross profit rate of 17.2% for 2001. The improvement in the consolidated gross profit rate was directly related to the higher sales volume, coupled with an increase in the gross margin rate (a measure of the variable profit margin) for all segments during 2002 compared to 2001 in spite of higher manufacturing burden. Manufacturing burden was higher for 2002 compared to the prior year, as the variable component of manufacturing burden was higher due to the 21% increase in sales volume. Additionally, over 100 new production employees were added to the Springfield facility during 2002 to handle the workload necessitated by the 52% increase in order entry during 2002 compared to 2001. The significant cost of the process to obtain a sufficient number of plant employees and to provide the extensive training and certification necessary to enhance their skills and abilities contributed to higher manufacturing burden.

Selling, general and administrative expense for 2002 was 7% higher compared to 2001. Expenditures were higher for personnel, insurance, and legal fees; and there were increased provisions for specific potential warranty claims and possible uncollectible accounts.

Interest income was $89,000 for 2002 versus $199,000 for 2001. The decrease in interest income was due to a significantly lower average interest rate on investable funds during 2002. Other, net was comparable between 2002 and 2001.

The 2002 and 2001 effective tax rates were 33.9% and 43.1%, respectively, which varied from the statutory rate (34%) due primarily to tax credits.

The Company's share of the 2002 income from the 50%-owned Mexican joint venture was $4,900 compared to the Company's share of the loss for 2001 of $99,000. Although sales were lower during 2002, an improvement in margins and a reduction in operating expenses contributed to the improved performance.

Net income for 2002 was $1,889,000, or $1.61 per share on a diluted basis, compared to a net loss of $1,360,000, or $1.16 per share on a diluted basis for 2001. The primary factor contributing to the improvement in performance was a $19,861,000 increase in sales between 2002 and 2001.

Backlog – Backlog represents the contract value of projects acquired by the Company that have not been recognized as sales revenue because the projects are in various stages of the engineering and fabrication process. Backlog is an important metric because it is a measure of sales revenues yet to be recognized by the Company. Lead times on projects can vary from a few weeks to over a year, depending on the size and complexity of the project. Backlog is reviewed at each quarter end to insure that the projects included in reported backlog are still valid and have not been put on indefinite hold by the customer.

Consolidated sales backlog totaled $38,612,000 at December 31, 2003, versus $54,023,000 and $28,450,000 at the end of 2002 and 2001, respectively. The backlog for the Industrial Equipment segment (exclusive of shop work for the Field Fabrication segment) was $36,251,000, $47,564,000, and $25,222,000 at the end of 2003, 2002, and 2001, respectively. The backlog for the Dairy Farm Equipment segment was $1,084,000, $956,000, and $2,910,000 at the end of 2003, 2002, and 2001, respectively. The Field Fabrication segment backlog was $1,277,000, $5,503,000, and $318,000 at the end of 2003, 2002, and 2001, respectively. We expect that all of the December 31, 2003, consolidated backlog will be recognized as sales over the next twelve months.

Backlog at year-end is not necessarily indicative of the Company's future level of sales for the subsequent quarter due to extensive engineering time and the long manufacturing or fabrication cycle that is required for certain projects. Orders in backlog can be subject to delays during the fabrication process due to the complex nature of many projects. Also, orders in backlog are subject to delays in completion and/or shipment dates requested by customers. The Company may be unable to recognize sales for orders in backlog when initially scheduled due to delays and contingencies, and this could have a significant impact on the level of sales and results for a particular quarter.

Financial Condition

Liquidity – Capital Resources – Cash provided by operations was $12,377,000, $1,045,000, and $8,088,000 for 2003, 2002, and 2001, respectively. The increase in cash from operating activities for 2003 was primarily attributable to a decrease in accounts receivable ($5,602,000) and an increase in advanced billings ($6,475,000). The decrease in receivables related to the completion of several large projects during the year and receipt of final payments. The increase in advanced billings relates to large projects that were in process at year-end, and it includes the down payments and progress payments made by customers for projects still in process. The increase in inventory ($4,970,000) was a reduction of cash flow and reflects the costs associated with the large projects in process at year-end 2003.

The 2002 cash flow was adversely affected by an increase in accounts receivable ($6,144,000), an increase in costs in excess of estimated earnings and billings ($2,995,000), and an increase in inventories ($2,765,000). The increase in these accounts all relates to several large projects that were in process at the end of 2002.

Although a loss of $1,360,000 was incurred in 2001, the positive cash flow provided by operations was due to depreciation, a decrease in accounts receivable, a decrease in inventory, and an increase in advanced billings. The loss for 2001 was due to a significant reduction in sales, and this also contributed to the decrease in accounts receivable and inventory. Advanced billings increased over the prior year, as there were some significant projects in process at December 31, 2001, for which down payments and progress payments had been received.

The Company's primary ongoing cash requirements will be for operating needs, capital expenditures, and dividends. The Company's primary source of liquidity is internally generated cash flow. The Company also maintains a bank borrowing facility to cover short-term working capital needs when the level of fabrication activity is particularly high. The Company expects that the ongoing requirements for operating expenses, capital expenditures, and dividends will be funded from these sources. A policy of requiring down payments and/or progress payments on large projects also provides a favorable effect on cash flow. A significant economic downturn or a reduction in the number of long-term contracts acquired in the biopharm systems product line or in the Field Fabrication segment could lead to a contraction of the business, which would have an adverse effect on liquidity. If that were to occur, the Company would restructure its operations to insure that cash flow from operations would be sufficient to maintain an appropriate level of liquidity.

Capital expenditures for 2003, 2002, and 2001 were $2,774,000, $4,754,000, and $4,904,000, respectively. A substantial portion of capital expenditures during the three years ended December 31, 2003, were made to improve production efficiency and reduce throughput time. The level of capital expenditures for 2004 is initially planned at approximately $1,500,000 due to the reduced workload level resulting from the lower backlog at December 31, 2003, versus December 31, 2002. Anticipated expenditures are primarily for critical equipment to enhance capabilities, maintain quality, and improve efficiency. Depending on the level of order entry and operating needs, it may be necessary to request authorization from the Board of Directors to increase the level of expenditures.

The Company has a $7,000,000 bank borrowing facility that expires May 31, 2004. As of December 31, 2003, there were no borrowings under the facility. The Company also has a $2,750,000 standby letter-of-credit facility; and as of December 31, 2003, there were standby letters of credit totaling $627,740 issued under the facility and all will expire within one year. Management intends to renew the bank facility for borrowing and letters of credit prior to the expiration date. Management believes the bank borrowing facility can be increased, if necessary, to provide additional liquidity.

The Company has a long-term note outstanding as of December 31, 2003, in the principal amount of $729,750. The note is repayable in quarterly installments, with the final installment due August 2, 2005. The note is secured by equipment with a cost of $1,563,000.

The following tables contain disclosures concerning certain contractual obligations and commercial commitments outstanding as of December 31, 2003:

Contractual Cash Obligations	Total	Payments Due by Period: Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
Long-term & short-term debt	$ 729,750	$ 417,000	$ 312,750	$ -	$ -
Lines of credit	-	-	-	-	-
Capital lease obligations	-	-	-	-	-
Operating leases	1,031,491	272,563	661,541	97,387	-
Purchase obligations	-	-	-	-	-
Other long-term obligations	992,208	150,000	842,208	-	-
Total contractual cash obligations	$ 2,753,449	$ 839,563	$ 1,816,499	$ 97,387	$ -

Other Commercial Commitments	Total Amounts Committed	Amounts of Commitment Expiration per Period: Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
Line of credit availability	$ 7,000,000	$ 7,000,000	$ -	$ -	$ -
Standby letters of credit	627,740	627,740	-	-	-
Standby repurchase obligations	-	-	-	-	-
Performance bonds	8,232,944	8,215,144	17,800	-	-
Total commercial commitments	$ 15,860,684	$ 15,842,884	$ 17,800	$ -	$ -

Increases in the Company's pension benefit obligations, combined with investment market losses during 2002 and 2001, have negatively affected the funded status of the Company's pension plans. The required pension contribution will be $4,315,500 during 2004.

Market risks relating to the Company's operations result primarily from changes in foreign exchange rates and stainless steel prices. The Company periodically enters into foreign-exchange forward or spot contracts to hedge the exposure to foreign-currency-denominated purchase transactions. Forward contracts generally have maturities of less than three months. The foreign-currency-denominated purchases were approximately $400,000, $1,500,000, and $1,900,000 for 2003, 2002, and 2001, respectively. There were no foreign exchange forward contracts outstanding or foreign currencies held as of December 31, 2003 or 2002. The risk of significant changes in stainless steel pricing for large projects that extend over several months is managed by contracting for the stainless steel at the time the project is obtained.

Concentration of credit risk, with respect to receivables, is limited due to the large number of customers and their dispersion across a wide geographic area. Management performs credit evaluations of all new customers and periodically reviews the financial condition of existing customers. For large projects, down payments and/or progress payments are generally required based on the dollar value of the project and customer credit-worthiness. Foreign receivables are generally secured by an irrevocable letter of credit confirmed by a major U.S. bank.

Critical Accounting Policies and Estimates

The preparation of Consolidated Financial Statements, in conformity with generally accepted accounting principles in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the Consolidated Financial Statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates. The critical accounting policies and estimates that involve a higher degree of judgment and complexity are as follows:

Revenues from Long-Term Contracts – Revenues from long-term contracts that involve only a few deliverables and that meet the requirements of Statement of Position 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts," are recognized on the percentage-of-completion method of accounting. For plant-fabricated projects, the percentage-of-completion is determined by comparing total manufacturing hours incurred to date for each project to the estimated total manufacturing hours for each project. For field-fabricated projects, the percentage-of-completion is determined by comparing the cost incurred to date for each contract to the estimated total cost for each contract at completion. Estimates of total manufacturing hours and total contract costs for relevant contracts are reviewed periodically and, if necessary, updated to properly state the estimates. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Cost and estimated earnings in excess of billings on uncompleted contracts arise when revenues have been recorded, but the amounts are not yet billable under the terms of the contract. Such amounts are recoverable from customers upon various measures of performance, including achievement of certain milestones, completion of specified units, or completion of the contract. Billings in excess of costs and estimated earnings on uncompleted contracts arise as a result of advanced and progress billings on contracts.

The estimates of hours to complete and total cost to complete are developed by management based on the information available for the projects and management's past experience with similar projects. In developing the estimates, management considers project performance to date, job conditions, and other factors that may affect performance during the completion of the contracts. These estimates are subject to change due to many factors, but management constantly monitors performance of each long-term contract to insure that the estimates are current and accurately reflect the estimate of total hours to complete contracts or total cost to complete contracts.

Pensions – The Company has defined benefit pension plans covering substantially all employees. The pension benefits are accounted for using actuarial methods based on numerous estimates, including employee turnover, mortality, retirement ages, expected return on plan assets, discount rates, and future salary increases. The two most critical of these factors, due to their potential impact on pension expense, are return on plan assets and the discount rate.

The return on plan assets represents a long-term assumption for the pension portfolios that can impact pension expense and cash funding requirements. The long-term rate of return on assets is determined after consultation with the investment advisor and the actuaries. The rate is intended to reflect the average rate of earnings expected to be earned on the funds invested or to be invested to provide plan benefits. In determining the rate, appropriate consideration is given to historical performance of the major asset classes held or anticipated to be held by the plans and to current forecasts for future rates of return for those asset classes. Cash flow and expenses are taken into consideration to the extent that the expected return would be affected by them. Although plan investments are subject to short-term market volatility, the portfolios are well diversified and closely managed. The asset allocation as of December 31, 2003, consisted of 66% in equities, 32% in fixed income, and 2% in cash and equivalents. This allocation is consistent with the long-term asset allocation for the plans. The long-term rate of return of 8.0% was used to determine 2003 pension expense and 8.5% was used for the 2002 pension expense. The reduction from 8.5% to 8.0% increased 2003 pension expense by $184,000.

The discount rate is the interest rate used to discount estimated future benefit payments that have been earned to their present value as of the measurement date (December 31). The present value of future benefit payments is the benefit obligation, and it will impact the following year's pension expense. The discount rate used is based on indexes of interest rates for high-grade corporate bonds and can fluctuate considerably over periods depending on the overall economic conditions and the impact of long-term corporate bond yields. Based on current interest rate levels, the discount rate used to calculate the December 31, 2003, benefit obligations was 6.0%, while the discount rate used as of December 31, 2002, was 6.5%. The reduction in the discount rate used in determining annual pension expense from 6.5% at December 31, 2002, to 6.0% at December 31, 2003, will have the effect of increasing pension expense for 2004 by approximately $434,000.

Insurance Reserves – The Company maintains a self-insurance program for the portion of its workers' compensation costs not covered by insurance. The Company utilizes a claims-paid workers' compensation insurance policy with a large deductible. At the time a workers' compensation claim is filed, an estimate of the liability is determined by the insurance carrier to settle the claim and is recorded by the Company. Monthly, the liability for each claim is updated by the insurance carrier and changes are recorded by the Company. Since the liability is an estimate, the ultimate liability may be more or less than accrued. The Company maintains frequent contact with the insurance carrier to exchange information to insure that reserves are updated on a timely basis.

The Company maintains a self-insurance program for healthcare costs for its employees not covered by a stop-loss insurance policy. Under the plan, liabilities are recognized for claims incurred (including claims incurred but not yet reported). The reserves established for medical expenses are estimated using historical claim experience and analysis provided by the third party administrator for the healthcare plan. The liability for claims is reviewed monthly and is adjusted for known trends in healthcare costs and the evaluation by the third party administrator.

The Company funds the benefit costs of the self-insured programs for workers' compensation and healthcare claims on a pay-as-you-go basis. As of December 31, 2003, the reserve for workers' compensation and healthcare totaled $1,073,500.

Warranties – The Company provides warranty reserves for product defects as they become known, as a significant portion of the Company's sales are custom-fabricated products built to customer specifications. Warranty claims tend to occur shortly after completion and delivery of a project, and a reserve for estimated warranty expense is recorded at the time of notification by the customer within the one-year warranty period of a defect in material or workmanship. Service department personnel handle all notifications from customers concerning warranty claims, prepare an estimate of the cost to repair or replace the defective item, and establish a reserve for each specific claim. Warranty claim reserves are reviewed monthly and reserves are adjusted to properly reflect the remaining estimated cost to complete the repair or replacement.

Inventories – The Company's inventories are recorded at the lower of cost on a last-in, first-out ("LIFO") basis, or market. The cost of subsidiary inventories is determined on a first-in, first-out ("FIFO") basis; and they are not significant to the consolidated inventory. The LIFO method provides a better match of current costs with current revenues in the statement of income. Additionally, the LIFO method may produce substantial current tax savings, with the effect of inflation flowing through cost of sales. Interim financial results are subject to final year-end LIFO inventory amounts; and due to the volatility of stainless steel prices and potential fluctuation in inventory quantities, it is difficult to accurately estimate the appropriate LIFO inventory adjustment for interim periods.

Depreciation – The Company provides for depreciation expense for plant and equipment using principally the double-declining-balance method for new items and the straight-line method for used items. Under the double-declining-balance method, depreciation expense is charged to the statement of income on an accelerated basis and, at the same time, provides current tax savings. The present value of significant assets is periodically reviewed, taking into consideration the current and expected business conditions. Historically, the Company has not had any significant asset impairments.

Reserve for Doubtful Accounts – A reserve for doubtful accounts is established based upon specific information which indicates that a reserve is appropriate. Credit personnel perform a review of detailed accounts receivable aging at each month end and review past-due accounts for indication that collection may be questionable due to disputes, misunderstandings, and lack of ability to pay. The Company historically has had relatively low bad-debt expense, and this is due to a thorough investigation of new accounts and ongoing monitoring of existing accounts.

Recently Issued Accounting Standards

Statement of Financial Accounting Standards (SFAS) No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure," was adopted during 2002. SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternate methods of transition for entities that voluntarily change to the fair-value-based method of accounting for stock-based employee compensation. It also amends disclosure provisions of SFAS No. 123 to require prominent annual and interim disclosure regarding the pro forma effects on reported net income for stock-based compensation. The Company will continue to apply the provisions of APB Opinion No. 25, "Intrinsic Value," in accounting for stock-based awards. Disclosures required by SFAS No. 123 and SFAS No. 148 are included in Notes 1 and 8 of the Notes to Consolidated Financial Statements.

Effective January 1, 2003, the Company adopted SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." There was no effect on the Company's Consolidated Financial Statements as a result of such adoption.

The Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities," in January 2003. Interpretation No. 46 is an interpretation of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," and addresses consolidation by business enterprises of variable interest entities – a new term. Interpretation No. 46 (revised in December 2003) will not have a financial statement impact on the Company.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." This Statement did not have an impact on the Company's Consolidated Financial Statements.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." This Statement did not have an impact on the Company's Consolidated Financial Statements.

In December 2003, the FASB issued SFAS No. 132-R, "Employer's Disclosure About Pensions and Other Post-Retirement Benefits." The Statement was effective for 2003 and the related disclosures have been included in Note 2 to the Company's Consolidated Financial Statements.

Safe Harbor for Forward-Looking Statements

This Management's Discussion and Analysis of Operating Results and Financial Condition, as well as the President's message on pages 2 and 3 of this Annual Report, contain certain statements that constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements provide current expectations of future events based on certain assumptions and include any statement that does not directly relate to any historical or current fact. All statements regarding future performance, growth, sales and earnings projections, conditions, or developments are forward-looking statements. Words such as "anticipates," "believes," "intends," "expects," "may," "will," "should," "could," "plans," "forecasts," "estimates," "predicts," "projects," "potential," "continue," "outlook," and similar expressions may be intended to identify forward-looking statements.

Actual future results may differ materially from those described in the forward-looking statements due to a variety of factors, including the fact that the economy generally, and the dairy farm equipment, industrial equipment, field-fabrication markets, and factors affecting the trucking industry specifically are all currently subject to uncertainty, making it difficult to determine if past experience is a good guide to the future. A downturn in the Company's business segments could adversely affect the Company's revenues and results of operations. Other factors affecting forward-looking statements, some of which are identified in the discussion relating to such forward-looking statements, include, but are not limited to, the following: specific economic conditions in the food, dairy, beverage, chemical, pharmaceutical, biotechnological, and other process industries, and the dairy farm equipment market and the impact of such conditions on the Company's customers in such markets; the cyclical nature of some of the Company's markets; milk prices, feed costs, weather conditions, dairy farm consolidation, and other factors affecting the profitability of dairy farmers; the price of stainless steel; the highly competitive nature of the markets for the Company's products, as well as pricing pressures that may result from such competitive conditions; business relationships with major customers and suppliers; the continued operation and viability of the Company's major customers; the Company's execution of internal performance plans; difficulties or delays in manufacturing; cost-reduction and productivity efforts; competing technologies and difficulties in entering new markets, both domestic and foreign; changes in product mix; future levels of indebtedness and capital spending; claims, including, without limitation, warranty claims, product liability claims, charges or dispute resolutions; ability of suppliers to provide materials as needed and the Company's ability to recover any price increases for materials and product pricing; the Company's ability to attract and retain key technical and other personnel; labor relations; the failure of customers to make timely payment; any inadequacy of the Company's intellectual property protection or the potential for third-party claims of infringement; global economic factors, including currency exchange rates; general economic conditions, including interest rates, the rate of inflation, and commercial and consumer confidence; energy prices; governmental laws and regulations affecting domestic and foreign operations, including tax obligations; changes in accounting standards; worldwide political stability; the effects of terrorist activities and resulting political or economic instability, including U.S. military action overseas; and the effect of acquisitions, divestitures, restructurings, product withdrawals, and other unusual events.

The Company cautions the reader that these lists of cautionary statements and risk factors may not be exhaustive. The Company expressly disclaims any obligation or undertaking to release publicly any updates or changes to these forward-looking statements that may be made to reflect any future events or circumstances.

PAUL MUELLER COMPANY

DIRECTORS

WILLIAM L. FUERST
Dean and Henry D. Price Professor of Business – University of Kansas

DONALD E. GOLIK
Senior Vice President and CFO

** **W. CURTIS GRAFF**
President – W. J. Graff & Assoc.

* **DANIEL C. MANNA**
President

DAVID T. MOORE
Chief Information Officer

*** **WILLIAM R. PATTERSON**
Chairman of the Board
Member – Stonecreek Management L.L.C.

*** **MELVIN J. VOLMERT**
Managing Partner – Ardent Capital L.L.C.

* Executive Committee Member
** Audit Committee Member
*** Executive & Audit Committee Member

CHAIRMAN EMERITUS

PAUL MUELLER

EXECUTIVE OFFICERS

DANIEL C. MANNA
President

DONALD E. GOLIK
Senior Vice President, CFO and Secretary

TRANSFER AGENT:
U M B BANK, n.a.
P. O. Box 410064
Kansas City, MO 64141-0064

NOTICE TO SHAREHOLDERS

A copy of the Company's current Form 10-K (Annual Report to the Securities and Exchange Commission) may be obtained, without charge, if a written request is submitted to:

Secretary
PAUL MUELLER COMPANY
P.O. Box 828
Springfield, MO 65801-0828

A nominal charge may be made for copies of exhibits.

WHOLLY OWNED SUBSIDIARIES

MUELLER TRANSPORTATION, INC.

DIRECTORS

DANIEL C. MANNA – Chairman
DONALD E. GOLIK
AARON L. OWEN

OFFICERS

DANIEL C. MANNA – President
DONALD E. GOLIK – Secretary
GERALD S. MILLER – Treasurer
RONALD W. GIELOW – Controller

MUELLER FIELD OPERATIONS, INC.

DIRECTORS

DANIEL C. MANNA – Chairman
MATTHEW T. DETELICH
DONALD E. GOLIK

OFFICERS

MATTHEW T. DETELICH – President
DONALD E. GOLIK – Secretary
GERALD S. MILLER – Treasurer
RONALD W. GIELOW – Controller

MUELLER®
P.O. Box 828 • Springfield, Missouri 65801-0828, U.S.A.
Phone: (417) 831-3000 • Fax: (417) 575-9669
www.muel.com